UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a‑16 OR 15d‑16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6‑K dated November 10, 2016

Commission File Number:  1‑13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F:

Form 20‑F ☒                           Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1):

Yes ☐                          No ☒

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7):

Yes ☐                          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3‑2(b) under the Securities Exchange Act of 1934:

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82‑ __________

 Enclosure:  STMicroelectronics N.V.’s Third quarter and Nine Months ended October 1, 2016:

•	Operating and Financial Review and Prospects;

•
Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flow, and Statements of Equity and related Notes for the three months and nine months ended October 1, 2016; and

•	Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes‑Oxley Act of 2002, submitted to the Commission on a voluntary basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flows and Statements of Equity for the three months and nine months ended October 1, 2016 and Notes thereto included elsewhere in this Form 6‑K, and our annual report on Form 20‑F for the year ended December 31, 2015 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on March 16, 2016 (the “Form 20‑F”). The following discussion contains statements of future expectations and other forward‑looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Business Overview” and “Liquidity and Capital Resources—Financial Outlook: Capital Investment”. Our actual results may differ significantly from those projected in the forward‑looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward‑looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward‑Looking Statements” and “Item 3. Key Information—Risk Factors” included in the Form 20‑F. We assume no obligation to update the forward‑looking statements or such risk factors.

Our Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) is provided in addition to the accompanying unaudited interim consolidated financial statements (“Consolidated Financial Statements”) and notes to assist readers in understanding our results of operations, financial condition and cash flows. Our MD&A is organized as follows:

•	Critical Accounting Policies using Significant Estimates.

•
Business Overview, a discussion of our business and overall analysis of financial and other relevant highlights of the three months and nine months ended October 1, 2016 designed to provide context for the other sections of the MD&A, including our expectations for selected financial items for the fourth quarter of 2016.

•	Other Developments in the third quarter of 2016.

•	Results of Operations, containing a year-over-year and sequential analysis of our financial results for the three months and nine months ended October 1, 2016, as well as segment information.

•	Legal Proceedings.

•	Discussion of the impact of changes in exchange rates, interest rates and equity prices on our activity and financial results.

•	Liquidity and Capital Resources, presenting an analysis of changes in our balance sheets and cash flows, and discussing our financial condition and potential sources of liquidity.

•	Impact of Recently Issued U.S. Accounting Standards.

•	Backlog and Customers, discussing the level of backlog and sales to our key customers.

•	Disclosure Controls and Procedures.

•	Cautionary Note Regarding Forward-Looking Statements.

STMicroelectronics N.V. (“ST” or the “Company”) is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices. By getting more from technology to get more from life, ST stands for life.augmented.

Critical Accounting Policies Using Significant Estimates

There were no material changes in the first nine months of 2016 to the information provided under the heading “Critical Accounting Policies Using Significant Estimates” included in our Form 20-F.

Fiscal Year

Under Article 35 of our Articles of Association, our fiscal year extends from January 1 to December 31. The first quarter of 2016 ended on April 2, 2016, the second quarter ended on July 2, 2016 and the third quarter ended on October 1, 2016. The fourth quarter will end on December 31, 2016. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year and can also differ from equivalent prior-years’ periods, as illustrated in the below table for the years 2015 and 2016.

	Q1	Q2	Q3	Q4
	Days
2015	87	91	91	96
2016	93	91	91	91

Business Overview

Our results of operations for each period were as follows:

	Three Months Ended			% Variation
	October 1, 2016	July 2, 2016	September 26, 2015	Sequential	Year‑Over‑Year
	(In millions, except per share amounts)
Net revenues	$1,797	$1,703	$1,764	5.5%	1.9%
Gross profit	643	577	613	11.4%	4.8%
Gross margin as percentage of net revenues	35.8%	33.9%	34.8%	+190bps	+100bps
Operating income	90	28	91	-	-
Net income attributable to parent company	71	23	90	-	-
Earnings per share	$0.08	$0.03	$0.10	-	-

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products sold by us (which consists of the TAM and excludes major devices such as Microprocessors (MPUs), Dynamic random-access memories (DRAMs), optoelectronics devices, Flash Memories and the Wireless Application Specific market products such as Baseband and Application Processor).

Based on the data published by World Semiconductor Trade Statistics (WSTS), semiconductor industry revenues increased in the third quarter of 2016 on a sequential basis by approximately 11% for the TAM and 10% for the SAM, to reach approximately $88 billion and $42 billion, respectively. On a year-over-year basis, the TAM increased by approximately 4% while the SAM increased by 9%.

Third quarter 2016 revenues amounted to $1,797 million, a 5.5% sequential increase, at the midpoint of our released guidance. Analog and MEMS Group (AMG) revenues increased sequentially 7.1% driven by motion MEMS and microphones. Microcontrollers and Digital ICs Group (MDG) increased 5.5% on a sequential basis driven by general purpose microcontrollers and digital ASICs for networking. Automotive and Discrete Group (ADG) revenues decreased 2.3% on a sequential basis due to seasonality in automotive products and substantially flat revenues in power discretes. Specialized image sensors, reported in Others, registered a strong sequential revenue growth due to new products, based on our Time-of-Flight technology, ramping in wireless applications.

On a year-over-year basis, third quarter net revenues increased 1.9%, or 3.4% excluding businesses undergoing a phase-out (mobile legacy products, camera modules and set-top box). Growth was driven by MEMS and sensors, microcontrollers, automotive, specialized image sensors and digital ASICs partially offset by analog and power discretes - both negatively impacted by the weak computer and peripheral market - and by the discontinued product lines.

Compared to the served market, our performance was below the SAM on a sequential and year-over-year basis.

Our effective average exchange rate for the third quarter of 2016 was $1.12 for €1.00 substantially stable compared to the rate of the second quarter of 2016 and decreasing compared to $1.16 for €1.00 in the third quarter of 2015. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates” below.

Our third quarter 2016 gross margin was at 35.8% of revenues, 30 basis points above the mid-point of our guidance, including a negative impact of about 60 basis points from unused capacity charges. Gross margin increased sequentially by 190 basis points, favorably impacted by manufacturing efficiencies together with improved product mix for a total of around 310 basis points, partially offset by normal price pressure, higher unused capacity charges ($11 million compared to $8 million in the second quarter of 2016) and slight unfavorable currency effects, net of hedging for a total of around 100 basis points. Year-over-year, our third quarter 2016 gross margin improved by 100 basis points, benefitting from improved manufacturing efficiencies and favorable currency effects, net of hedging, partially offset by normal price pressure.

Our aggregated selling, general and administrative (SG&A) and research and development (R&D) costs amounted to $542 million, decreasing compared to $565 million in the prior quarter benefitting from favorable seasonality and the progressive savings of the set-top box restructuring plan launched at the beginning of the year, partially offset by annual salary increases. On a year-over-year basis, operating expenses decreased by about 1.3% compared to $549 million in the prior-year quarter, mainly due to the benefits of the set-top box restructuring plan and to favorable currency effects, net of hedging, partially offset by annual salary increases.

Other income and expenses, net, amounted to $18 million, decreasing from $28 million in the previous quarter and from $38 million in the year-ago quarter, in both cases due to a lower level of R&D grants.

Impairment, restructuring charges and other related closure costs in the third quarter of 2016 were $29 million, compared to $12 million and $11 million in the prior and year-ago quarter, respectively, and related principally to the set-top box restructuring plan.

In the third quarter of 2016, our operating income was $90 million, improving from an income of $28 million in the second quarter of 2016 and basically flat compared to an income of $91 million in the year-ago quarter. Excluding restructuring and impairment charges, third quarter of 2016 operating income was $119 million, compared to an income of $40 million in the previous quarter and an income of $102 million in the year-ago period. Sequentially, the improvement of our operating result before impairment and restructuring charges was mainly due to higher revenues, higher gross profit and lower operating expenses. Compared to the year-ago period, the improvement of our operating result before impairment and restructuring charges was mainly due to favorable currency exchange rates, net of hedging, improved manufacturing efficiencies, better product mix, and the benefits resulting from our set-top box restructuring plan, partially offset by reduced sale price, lower R&D grants and annual salary increases.

Our net cash from operating activities was positive at $330 million and net cash used in investing activities was $230 million, allowing us to generate a positive free cash flow (non U.S GAAP measure) of $100 million for the third quarter of 2016. In the period, our net cash variation, including the cash outflow of $78 million for the acquisition of ams’ NFC and RFID reader business and the net cash used in financial activities which included $53 million of dividend and $54 million repayment of long-term debt, was negative $7 million.

Demand is currently strong in the smartphone market and we continue to see positive trends in automotive and industrial. Thanks to our strategic focus on Smart Driving and Internet of Things, the increased traction we are seeing with our new products and positive market trends, ST is positioned to achieve year-over-year revenue growth for 2016 driven by automotive, specialized image sensors and microcontrollers. In addition, we expect for 2016 to improve our profitability and continue to generate solid free cash flow. While we remain mindful of macroeconomic factors and their potential impact on our customers and the semiconductor market, we see less macro risk than we did earlier in the year. Based on these factors, we anticipate, for the fourth quarter of 2016, a sequential increase in net revenues by about 3.2% plus or minus 3.5 percentage points and the gross margin to be about 37.0% plus or minus 2.0 percentage points.

This outlook is based on an assumed effective currency exchange rate of approximately $1.11= €1.00 for the 2016 fourth quarter and includes the impact of existing hedging contracts. The fourth quarter will close on December 31, 2016.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and Item 3. “Key Information — Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.

Other Developments in the third quarter of 2016

On July 29, 2016, we announced the acquisition of ams’ (SIX: AMS) assets related to Near-Field Communication (NFC) and Radio-frequency identification (RFID) reader business. In exchange of $78 million in cash plus an earn-out contingent to future results up to $37 million, we acquired intellectual property, technologies, products and business highly complementary to our secure microcontroller solutions serving mobile devices, wearables, banking, identification industrial, automotive and IoT markets. For further information, see Note 15 Business Combinations

On August 23, 2016 we published our IFRS 2016 Semi Annual Accounts for the six-month period ended July 2, 2016 on our website and filed them with the AFM (Autoriteit Financiële Markten), the Netherlands Authority for the Financial Markets.

In October 2016, the Company extended for another 10-year period the existing option agreement with Stichting Continuiteït ST, an independent Dutch foundation.

Results of Operations

Segment Information

We operate in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full‑custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of Smartcard products, which include the production and sale of both silicon chips and Smartcards.

During the first quarter of 2016, our internal organization changed to align with our strategic focus on Smart Driving and on Internet of Things applications. Comparative numbers were restated accordingly.

Our reportable segments are as follows:

•	Automotive and Discrete Group (ADG), comprised of all automotive dedicated ICs, both digital and analog, and discrete products.

•	Analog and MEMS Group (AMG), comprised of low-power analog ICs, both general purpose and high-end, smart power products for industrial and power conversion, and micro-machinery activity.

•	Microcontrollers and Digital ICs Group (MDG), comprised of general purpose and secure microcontrollers, EEPROM memories, and digital ICs outside of automotive.

“Others” includes all the financial values related to the Imaging Product Division, Subsystems and other products, as well as items not allocated to the segments such as impairment, restructuring charges and other related closure costs, unused capacity charges, strategic or special research and development programs and other minor unallocated expenses such as: certain corporate-level operating expenses, patent claims and litigation, and other costs that are not allocated to the segments.

In the Subsystems business area, we design, develop, manufacture and market subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to our business as a whole, the Subsystems business area does not meet the requirements for a reportable segment as defined in the U.S. GAAP guidance.

For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a part of research and development expenses. In compliance with our internal policies, certain costs are not allocated to the segments, including impairment, restructuring charges and other related closure costs, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold. Finally, R&D grants are allocated to our segments proportionally to the incurred R&D expenses on the sponsored projects.

Wafer costs are allocated to the segments based on actual cost. From time to time, with respect to specific technologies, wafer costs are allocated to segments based on market price.

Third Quarter 2016 vs. Second Quarter 2016 and Third Quarter 2015

The following table sets forth certain financial data from our Unaudited Interim Consolidated Statements of Income:

	Three Months Ended
	October 1, 2016		July 2, 2016		September 26, 2015
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Net sales	$1,794	99.8%	$1,698	99.7%	$1,755	99.5%
Other revenues	3	0.2	5	0.3	9	0.5
Net revenues	1,797	100.0	1,703	100.0	1,764	100.0
Cost of sales	(1,154)	(64.2)	(1,126)	(66.1)	(1,151)	(65.2)
Gross profit	643	35.8	577	33.9	613	34.8
Selling, general and administrative	(224)	(12.5)	(229)	(13.5)	(218)	(12.4)
Research and development	(318)	(17.7)	(336)	(19.7)	(331)	(18.8)
Other income and expenses, net	18	1.0	28	1.6	38	2.2
Impairment, restructuring charges and other related closure costs	(29)	(1.6)	(12)	(0.7)	(11)	(0.6)
Operating income	90	5.0	28	1.6	91	5.2
Interest expense, net	(5)	(0.3)	(6)	(0.3)	(5)	(0.3)
Income (loss) on equity‑method investments	(1)	(0.0)	9	0.5	(1)	(0.1)
Income before income taxes and noncontrolling interest	84	4.7	31	1.8	85	4.8
Income tax benefit (expense)	(12)	(0.7)	(6)	(0.4)	8	0.5
Net income	72	4.0	25	1.4	93	5.3
Net income attributable to noncontrolling interest	(1)	(0.1)	(2)	-	(3)	(0.2)
Net income attributable to parent company	$71	3.9%	$23	1.4%	$90	5.1%

Net revenues

	Three Months Ended			% Variation
	October 1, 2016	July 2, 2016	September 26, 2015	Sequential	Year‑Over‑Year
		(In millions)
Net sales	$1,794	$1,698	$1,755	5.6%	2.2%
Other revenues	3	5	9	-29.2	-62.6
Net revenues	$1,797	$1,703	$1,764	5.5%	1.9%

Our third quarter 2016 net revenues increased sequentially by 5.5%, at the midpoint of our guidance. The sequential increase resulted from an increase in volume of approximately 16%, partially offset by a decrease of approximately 11% in average selling prices.

On a year-over-year basis, our net revenues increased by 1.9% as a result of an approximate 17% increase in volume, which was partially offset by a 15% decrease in average selling prices, mainly due to the product mix and, to a lesser extent, to price pressure. Excluding businesses undergoing a phase-out (mobile legacy products, camera modules and set-top box), our revenues increased year-over-year by 3.4%.

No customer exceeded 10% of our total net revenues in the third quarter of 2016 or in the prior and year-ago quarters.

Net revenues by product group

	Three Months Ended			% Variation
	October 1, 2016	July 2, 2016	September 26, 2015	Sequential	Year-Over-Year
		(In millions)
Automotive and Discrete Group (ADG)	$704	$721	$706	(2.3)%	(0.2)%
Analog and MEMS Group (AMG)	403	376	411	7.1	(2.0)
Microcontrollers and Digital ICs Group (MDG)	587	556	590	5.5	(0.4)
Others	103	50	57	106.8	78.2
Total consolidated net revenues	$1,797	$1,703	$1,764	5.5%	1.9%

Sequentially, all product groups except ADG experienced a revenue increase.

On a sequential basis, ADG revenues decreased 2.3% mainly due to seasonality in automotive products and substantially flat revenues in power discretes. As a consequence of a higher weight of power discretes in the product mix, ADG registered a decrease of 24% in average selling prices, partially compensated by higher volumes. AMG revenues increased by 7.1% driven by motion MEMS and microphones. The increase in AMG revenues was principally due to a 14% increase in volumes, partially offset by a 7% decrease in average selling prices, resulting mainly from a less favorable product mix in Analog. MDG revenues increased 5.5% mainly due to higher volumes of 11%, partially offset by lower average selling prices of 5% mainly impacted by the product mix. The sequential revenue increase in MDG is mainly driven by general purpose microcontrollers, memories and digital ASICs for networking. Specialized image sensors, reported in Others, registered a strong sequential revenue growth due to new products, incorporating Time-of-Flight technology, ramping in wireless applications.

On a year-over-year basis, ADG revenues remained substantially flat supported by solid growth in volumes over 22% more than offset by a decrease in average selling prices, mainly due to a less favorable product mix. MDG revenues slightly decreased by 0.4% compared to the year-ago period. Microcontrollers & Memories continued to be strong, growing revenues by 4%, while digital decreased reflecting the discontinued product lines. As a result, MDG experienced an increase of 16% in volumes almost fully offset by a decrease in average selling prices. Despite the good performance of MEMS with revenues increasing over 7% on a year-over-year basis, AMG revenues decreased 2.0%, impacted by a decline of 16% in average selling prices, not fully compensated by higher volumes.

In the third quarter of 2016, “Others” included revenues from our Imaging Product Division ($96 million), the sales of Subsystems ($5 million) and sales of materials and other products not allocated to segments.

Net Revenues by Market Channel (1)

	Three Months Ended
	October 1, 2016	July 2, 2016	September 26, 2015

OEM	67%	66%	67%
Distribution	33	34	33
Total	100%	100%	100%
____________
(1)
Original Equipment Manufacturers (“OEM”) are the end-customers to which we provide direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that we engage to distribute our products around the world.

By market channel, our third quarter revenues in Distribution amounted to 33% of our total revenues, slightly decreasing sequentially and flat compared to the prior-year quarter.

Net Revenues by Location of Shipment (1)

	Three Months Ended			% Variation
	October 1, 2016	July 2, 2016	September 26, 2015	Sequential	Year-Over-Year
	(In millions)
EMEA	$459	$485	$453	(5.4)%	1.4%
Americas	269	270	300	(0.1)	(10.2)
Asia Pacific(2)	1,069	948	1,011	12.7	5.6
Total	$1,797	$1,703	$1,764	5.5%	1.9%

(1)
Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.‑based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the comparison among the different periods may be affected by shifts in shipment from one location to another, as requested by our customers.

(2)
As of the first quarter of 2016, we have three regional sales organizations: EMEA; Americas; and Asia Pacific. Asia Pacific was created from the merger of the former Japan & Korea and Greater China-South Asia regional sales organizations.

By region, Asia Pacific grew revenues sequentially 12.7% while the Americas and EMEA were down 0.1% and 5.4%, respectively, the latter mainly impacted by seasonality. On a year-over-year basis, Asia Pacific and EMEA grew revenues 5.6% and 1.4%, respectively, while the Americas decreased by 10.2% mainly impacted by a weaker computer peripheral and networking market.

Gross profit

	Three Months Ended			Variation
	October 1, 2016	July 2, 2016	September 26, 2015	Sequential	Year‑Over‑Year
	(In millions)
Cost of sales	$(1,154)	$(1,126)	$(1,151)	(2.5)%	(0.3)%
Gross profit	643	577	613	11.4%	4.8%
Gross margin (as percentage of net revenues)	35.8%	33.9%	34.8%	+190bps	+100bps

In the third quarter of 2016, gross margin was 35.8%, including a negative impact of about 60 basis points from unused capacity charges. Sequentially, gross margin increased by approximately 190 basis points, favorably impacted by manufacturing efficiencies together with improved product mix, partially offset by normal price pressure, higher unused capacity charges ($11 million compared to $8 million in the second quarter of 2016) and slight unfavorable currency effects, net of hedging for a total of around 100 basis points.

On a year-over-year basis, gross margin improved by approximately 100 basis points, benefitting from improved manufacturing efficiencies and favorable currency effects, net of hedging, partially offset by reductions in the sale prices. Unused capacity charges amounted to $6 million in the year-ago quarter.

Operating expenses

	Three Months Ended			Variation
	October 1, 2016	July 2, 2016	September 26, 2015	Sequential	Year‑Over‑Year
		(In millions)
Selling, general and administrative expenses	$(224)	$(229)	$(218)	2.3%	(2.7)%
Research and development expenses	(318)	(336)	(331)	5.3%	4.0%
Total operating expenses	$(542)	$(565)	$(549)	4.1%	1.3%
As percentage of net revenues	(30.2)%	(33.2)%	(31.1)%	+300bps	+90bps

Third quarter 2016 operating expenses decreased sequentially mainly due to favorable seasonality (higher vacation days) and savings from the set-top box restructuring plan, partially offset by annual salary increases. On a year-over-year basis, our operating expenses decreased mainly due to the benefits of the set-top box restructuring plan and to favorable currency effects, net of hedging, partially offset by annual salary increases. As a percentage of revenues, our operating expenses amounted to 30.2%, decreasing both sequentially and year-over-year due to both higher revenues and reduced amount of operating expenses.

R&D expenses were net of research tax credits, which amounted to $26 million in the third quarter 2016, compared to $27 million and $29 million in the prior and year-ago quarter, respectively.

Other income and expenses, net

	Three Months Ended
	October 1, 2016	July 2, 2016	September 26, 2015
		(In millions)
Research and development funding	$19	$26	$31
Phase-out and start-up costs	-	-	(1)
Exchange gain (loss), net	-	2	1
Patent costs, net of reversal of unused provisions	(2)	(1)	-
Gain on sale of businesses and non‑current assets	-	-	7
Other, net	1	1	-
Other income and expenses, net	$18	$28	$38
As percentage of net revenues	1.0%	1.6%	2.2%

In the third quarter of 2016, we recognized other income, net of $18 million, decreasing sequentially and on a year-over-year basis, mainly due to lower income from R&D funding mainly following the anticipated non-linearity of the R&D funding of the Nano2017 plan.

Impairment, restructuring charges and other related closure costs

	Three Months Ended
	October 1, 2016	July 2, 2016	September 26, 2015
		(In millions)
Impairment, restructuring charges and other related closure costs	$(29)	$(12)	$(11)

In the third quarter of 2016, we recorded $29 million of impairment, restructuring charges and other related closure costs, consisting of: (i) $26 million of restructuring charges related to the set-top box restructuring plan; and (ii) $3 million of impairment charges of certain long-lived assets.

In the second quarter of 2016, we recorded $12 million of impairment, restructuring charges and other related closure costs, consisting of: (i) $9 million of restructuring charges related to the set-top box restructuring plan; and (ii) $3 million of impairment charges of certain long-lived assets.

In the third quarter of 2015, we recorded $11 million of impairment, restructuring charges and other related closure costs, consisting of: (i) $13 million of a non-monetary impairment of intangibles following our yearly impairment test; (ii) $3 million reversal of unused provision for the EPS restructuring plan and (iii) $1 million lease termination costs.

For further information, see Note 7 Impairment, Restructuring Charges and Other Related Closure Costs.

Operating income

	Three Months Ended
	October 1, 2016	July 2, 2016	September 26, 2015
		(In millions)
Operating income	$90	$28	$91
In percentage of net revenues	5.0%	1.6%	5.2%

Third quarter of 2016 operating income was $90 million, compared to an operating income of $28 million in the prior quarter and an operating income of $91 million in the year-ago quarter. Sequentially, the improvement in our operating results was mainly due to higher revenues, higher gross profit and lower operating expenses, partially offset by higher restructuring charges. Compared to the year-ago period, our operating results were flat mainly driven by favorable currency exchange rates, net of hedging, improved manufacturing efficiency, better product mix and the benefit from our set-top-box restructuring plan, partially offset by higher restructuring charges, reduced sale price, lower R&D grants and annual salary increases.

Operating income by product group

	Three Months Ended
	October 1, 2016		July 2, 2016		September 26, 2015
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Automotive and Discrete Group (ADG)	$58	8.2%	$61	8.5%	$68	9.7%
Analog and MEMS Group (AMG)	23	5.8	1	0.2	34	8.3
Microcontrollers and Digital ICs Group (MDG)	44	7.5	9	1.5	22	3.6
Others(1)	(35)	-	(43)	-	(33)	-
Total operating income	$90	5.0%	$28	1.6%	$91	5.2%
____________
(1)
Operating result of “Others” includes operating earnings of the Imaging Product Division, Subsystems and other products, as well as items not allocated to the segments such as impairment, restructuring charges and other related closure costs, unused capacity charges, strategic or special research and development programs and other minor unallocated expenses such as: certain corporate-level operating expenses, patent claims and litigation, and other costs that are not allocated to the segments.

On a sequential basis, ADG’s third quarter operating income slightly decreased to $58 million from $61 million, mainly due to power discrete, while automotive remained substantially stable. AMG’s operating income improved to $23 million, largely driven by higher sales in MEMS. MDG registered an operating income of $44 million mainly due to improvements in digital as a result of our cost savings initiatives, but also due to higher operating income in microcontrollers.

On a year-over-year basis, ADG’s operating income decreased by $10 million impacted by declined performance in power discrete. MDG’s operating income increased by $22 million due to improvements in digital as a result of our cost savings initiatives, while AMG deteriorated by $11 million.

Reconciliation to consolidated operating income

	Three Months Ended
	October 1, 2016	July 2, 2016	September 26, 2015
		(In millions)
Total operating income of product groups	$125	$71	$124
Impairment, restructuring charges and other related closure costs	(29)	(12)	(11)
Manufacturing results	(9)	(8)	(7)
Operating results of other businesses	16	(25)	(12)
Strategic and other research and development programs and other non-allocated provisions	(13)	2	(3)
Total operating loss Others	(35)	(43)	(33)
Total consolidated operating income	$90	$28	$91

Interest expense, net

	Three Months Ended
	October 1, 2016	July 2, 2016	September 26, 2015
		(In millions)
Interest expense, net	$(5)	$(6)	$(5)

In the third quarter of 2016, we recorded a net interest expense of $5 million, substantially flat both sequentially and on a year-over-year basis. Interest expense recorded in the third quarter of 2016 included a $6 million charge on the senior unsecured convertible bonds issued in July 2014, of which $5 million was a non-cash interest expense resulting from the accretion of the discount on the liability component.

Income (loss) on equity-method investments

	Three Months Ended
	October 1, 2016	July 2, 2016	September 26, 2015
	(In millions)
Income (loss) on equity-method investments	$(1)	$9	$(1)

In the third quarter of 2016, we recorded a $1 million loss on our equity investment in Incard do Brazil (IdB).

During the second quarter of 2016, we recorded a $9 million income mainly due to a partial reverse of a reserve associated with our indemnity obligation undertaken when selling Numonyx, amid a better than anticipated actual outcome of certain tax items.

In the third quarter of 2015, we recorded a $1 million loss on our equity investment in Incard do Brazil (IdB).

Income tax benefit (expense)

	Three Months Ended
	October 1, 2016	July 2, 2016	September 26, 2015
		(In millions)
Income tax benefit (expense)	$(12)	$(6)	$8

During the third quarter of 2016, we registered an income tax expense of $12 million, reflecting the discrete effective tax rate estimated in each of our jurisdictions, applied to the first nine months of 2016 consolidated result before taxes, as opposed to an estimated effective tax rate due to significant uncertainty in estimating the effective tax rate. In addition, our income tax included the estimated impact of provisions related to potential tax positions which have been considered uncertain.

During the third quarter of 2015, we registered an income tax benefit of $8 million, including a one-time income tax benefit of $14 million related to the positive settlement of a local tax assessment.

Net income attributable to parent company

	Three Months Ended
	October 1, 2016	July 2, 2016	September 26, 2015
		(In millions)
Net income attributable to parent company	$71	$23	$90
As percentage of net revenues	3.9%	1.4%	5.1%

For the third quarter of 2016, we reported a net income attributable to parent company of $71 million, compared to a $23 million income in the prior quarter and a $90 million income in the year-ago quarter.

Earnings per share for the third quarter of 2016 was $0.08 compared to $0.03 in the prior quarter and $0.10 in the year-ago quarter.

We also present Adjusted Earnings per Share, which is a non U.S. GAAP measure. Adjusted Earnings per Share is used to help enhance investors’ understanding of our ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related closure costs attributable to us and other one-time items, net of the relevant tax impact. We believe Adjusted Earnings per Share provides useful information for investors because they measure our capacity to generate profits from our business operations, excluding the effect of acquisitions and expenses related to the rationalizing of our activities and sites that we do not consider to be part of our on-going operating results, thereby offering, when read in conjunction with our GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of our on-going operating results, (ii) the ability to better identify trends in our business and perform related trend analysis, and (iii) an easier way to compare our results of operations against investor and analyst financial models and valuations, which usually exclude these items. In addition, our definition of Adjusted Earnings per Share may differ from definitions used by other companies.

In the third quarter of 2016, the impact of impairment, restructuring charges and one-time charges, net of tax, a non U.S. GAAP measure, was estimated to be approximately $25 million or $(0.03) per share, compared to approximately $10 million or $(0.01) per share in the prior quarter and $11 million or $(0.02) per share in the year-ago quarter.

Adjusted Earnings per Share are determined as follows:

	Three Months Ended
	October 1, 2016	July 2, 2016	September 26, 2015
	(In U.S. dollars per share)
Earnings per share (U.S. GAAP measure)	$0.08	$0.03	$0.10
Impairment, restructuring and one-time charges effect, net of tax	0.03	0.01	0.02
Adjusted Earnings per Share (non U.S. GAAP measure)	$0.11	$0.04	$0.12

First Nine Months of 2016 vs. First Nine Months of 2015

The following table sets forth consolidated statements of operations data for the periods indicated:

	Nine months ended		Nine months ended
	October 1, 2016		September 26, 2015
	$ million	% of net revenues	$ million	% of net revenues
Net sales	$5,097	99.7%	$5,202	99.5%
Other revenues	16	0.3	27	0.5
Net revenues	5,113	100.0	5,229	100.0
Cost of sales	(3,355)	(65.6)	(3,455)	(66.1)
Gross profit	1,758	34.4	1,774	33.9
Selling, general and administrative	(681)	(13.3)	(666)	(12.7)
Research and development	(996)	(19.5)	(1,073)	(20.5)
Other income and expenses, net	73	1.4	110	2.1
Impairment, restructuring charges and other related closure costs	(69)	(1.3)	(61)	(1.2)
Operating income	85	1.7	84	1.6
Interest expense, net	(15)	(0.3)	(16)	(0.3)
Income on equity-method investments	8	0.1	1	-
Income before income taxes and noncontrolling interest	78	1.5	69	1.3
Income tax benefit (expense)	(21)	(0.4)	38	0.8
Net income	57	1.1	107	2.1
Net income attributable to noncontrolling interest	(4)	(0.1)	(5)	(0.1)
Net income attributable to parent company	$53	1.0%	$102	2.0%

Net revenues

	Nine months ended
	October 1, 2016	September 26, 2015	% Variation
	(In millions)
Net sales	$5,097	$5,202	(2.0)%
Other revenues	16	27	(41.6)%
Net revenues	$5,113	$5,229	(2.2)%

Our first nine months 2016 net revenues decreased compared to the year‑ago period by 2.2% as a result of an approximate 3% increase in volume, more than offset by a 5% decrease in average selling prices. Excluding businesses undergoing a phase-out (mobile legacy products, camera modules and set-top box), our revenues decreased by 0.9%.

Net revenues by product group

	Nine months ended
	October 1, 2016	September 26, 2015	% Variation
	(In millions)
Automotive and Discrete Group (ADG)	$2,096	$2,094	0.1%
Analog and MEMS Group (AMG)	1,148	1,301	(11.7)
Microcontrollers and Digital ICs Group (MDG)	1,676	1,678	(0.1)
Others	193	156	23.3
Total consolidated net revenues	$5,113	$5,229	(2.2)%

By product group, ADG revenues remained flat, supported by a solid growth in automotive products, which was offset by lower power discrete sales, resulting in a more favorable business mix, almost fully offset by sales price decline. With volume up 1%, AMG revenues decreased 11.7% mainly impacted by a 13% decrease in average selling prices, with lower revenues in both analog and MEMS products. MDG revenues were flat compared to the year-ago period, with growth in microcontrollers largely offset by lower digital sales including products being phased-out. MDG experienced an increase of 9% in volumes fully offset by a decrease in average selling prices. Imaging division, reported in Others, registered a revenue growth of 23% mainly supported by the new specialized image sensor products, incorporating Time-of-Flight technology, ramping in wireless applications.

Net Revenues by Market Channel (1)

	Nine months ended
	October 1, 2016	September 26, 2015
OEM	67%	68%
Distribution	33	32
Total	100%	100%
____________
(1)
Original Equipment Manufacturers (“OEM”) are the end-customers to which we provide direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that we engage to distribute our products around the world.

By market channel, in the first nine months of 2016, Distribution reached 33% share of total revenues compared to approximately 32% in the first nine months of 2015.

Net Revenues by Location of Shipment (1)

	Nine months ended
	October 1, 2016	September 26, 2015	% Variation
	(In millions)
EMEA	$1,408	$1,367	3.0%
Americas	785	847	(7.3)%
Asia Pacific(2)	2,920	3,015	(3.2)%
Total	$5,113	$5,229	(2.2)%
____________
(1)
Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.‑based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the comparison among the different periods may be affected by shifts in shipment from one location to another, as requested by our customers.

(2)
As of the first quarter of 2016, we have three regional sales organizations: EMEA; Americas; and Asia Pacific. Asia Pacific was created from the merger of the former Japan & Korea and Greater China-South Asia regional sales organizations.

By location of shipment, the Americas and Asia Pacific registered a drop in revenues of 7.3% and 3.2%, respectively, while EMEA grew revenues by 3.0%, mainly driven by good performance in automotive.

Gross profit

	Nine months ended
	October 1, 2016	September 26, 2015	% Variation
	(In millions)
Cost of sales	$(3,355)	$(3,455)	2.9%
Gross profit	1,758	1,774	(0.9)%
Gross margin (as percentage of net revenues)	34.4%	33.9%	+50bps

Gross margin was 34.4% for the first nine months of 2016, increasing by approximately 50 basis points compared to the year‑ago period mainly due to favorable currency effects, net of hedging, and improved manufacturing efficiencies, almost fully offset by decreasing selling prices. Unused capacity charges amounted to $29 million in the first nine months of 2016 compared to $34 million in the year-ago period.

Operating expenses

	Nine months ended
	October 1, 2016	September 26, 2015	% Variation
	(In millions)
Selling, general and administrative expenses	$(681)	$(666)	(2.3)%
Research and development expenses	(996)	(1,073)	7.2
Total operating expenses	$(1,677)	$(1,739)	3.5%
As percentage of net revenues	(32.8)%	(33.3)%	50bps

Our operating expenses decreased, mainly driven by favorable currency effects, net of hedging, and the benefit of our restructuring plans, partially offset by annual salary and variable incentive increases and more days  in the first nine months of 2016 (275 days compared to 269 days in the year ago period).

Total R&D expenses were net of research tax credits, which amounted to $79 million in the first nine months of 2016 and $85 million in the year-ago period.

Other income and expenses, net

	Nine months ended
	October 1, 2016	September 26, 2015
	(In millions)
Research and development funding	$70	$102
Phase-out and start-up costs	(3)	(3)
Exchange gain (loss), net	4	-
Patent costs	(3)	-
Gain on sale of businesses and non‑current assets	1	8
Other, net	4	3
Other income and expenses, net	$73	$110
As percentage of net revenues	1.4%	2.1%

In the first nine months of 2016, we recognized other income, net, of $73 million, decreasing compared to $110 million in the first nine months of 2015. The decrease is mainly due to lower income from R&D funding following the anticipated non-linearity of the Nano2017 R&D funding plan.

Impairment, restructuring charges and other related closure costs

	Nine months ended
	October 1, 2016	September 26, 2015
	(In millions)
Impairment, restructuring charges and other related closure costs	$(69)	$(61)

In the first nine months of 2016, we recorded $69 million of impairment, restructuring charges and other related closure costs, primarily consisting of: (i) $60 million of restructuring charges related to the set-top box restructuring plan; (ii) $8 million of impairment charges of certain long-lived assets; and (iii) $1 million of other restructuring charges related to former restructuring plans.

In the first nine months of 2015, we recorded $61 million of impairment, restructuring charges and other related closure costs, primarily consisting of: (i) $35 million of restructuring charges related to the EPS restructuring plan; (ii) $13 million of a non-monetary impairment of intangibles following our yearly impairment test and (iii) $11 million of restructuring charges related to the manufacturing consolidation plan.

For further information, see Note 7 Impairment, Restructuring Charges and Other Related Closure Costs.

Operating income

	Nine months ended
	October 1, 2016	September 26, 2015
	(In millions)
Operating income	$85	$84
As percentage of net revenues	1.7%	1.6%

Our operating result slightly increased at 1.7% of net revenues in the first nine months of 2016 compared to 1.6% of net revenues in the first nine months of 2015.

Operating income by product group

	Nine months ended (unaudited)
	October 1, 2016		September 26, 2015
	$ million	% of net revenues	$ million	% of net revenues
Automotive and Discrete Group (ADG)	$158	7.5%	$150	7.2%
Analog and MEMS Group (AMG)	26	2.2	102	7.8
Microcontrollers and Digital ICs Group (MDG)	49	2.9	(8)	(0.5)
Others(1)	(148)	-	(160)	-
Total consolidated operating income	$85	1.7%	$84	1.6%
____________
(1)
Operating result of “Others” includes operating earnings of the Imaging Product Division, Subsystems and other products, as well as items not allocated to the segments such as impairment, restructuring charges and other related closure costs, unused capacity charges, strategic or special research and development programs and other minor unallocated expenses such as: certain corporate-level operating expenses, patent claims and litigation, and other costs that are not allocated to the segments.

ADG’s operating performance improved principally due to mix improvements in comparison to the year-ago period. MDG’s operating margin turned positive due to higher sales of general purpose microcontrollers, lower sales of low margin set-top box products and the savings from the set-top box restructuring plan. AMG’s operating results decreased mainly due to lower sales.

Reconciliation to consolidated operating income

	Nine months ended
	October 1, 2016	September 26, 2015
	(In millions)
Total operating income of product groups	$233	$244
Impairment, restructuring charges and other related closure costs	(69)	(61)
Manufacturing results	(30)	(35)
Operating results of other businesses	(33)	(60)
Strategic and other research and development programs and other non-allocated provisions	(16)	(4)
Total operating loss Others	(148)	(160)
Total consolidated operating income	$85	$84

Interest expense, net

	Nine months ended
	October 1, 2016	September 26, 2015
	(In millions)
Interest expense, net	$(15)	$(16)

In the first nine months of 2016, interest expense, net was $15 million, of which $30 million was interest expense on our borrowings, mainly non-cash, related to the Senior Bonds issued on July 3, 2014 and banking fees, partially balanced by $15 million of interest income. In the first nine months of 2015, interest expense on our borrowings, mainly non-cash, and banking fees was $29 million, partially balanced by $13 million of interest income.

Income on equity-method investments

	Nine months ended
	October 1, 2016	September 26, 2015
	(In millions)
Income on equity-method investments	$8	$1

During the first nine months of 2016, we recorded $8 million of income mainly due to a partial reverse of a reserve associated with our indemnity obligation undertaken when selling Numonyx, amid a better than anticipated actual outcome of certain tax items.

In the first nine months of 2015, we recorded income of $1 million due to the sale of our participation in 3Sun to Enel Green Power, which was realized on more favorable conditions than originally expected, partially offset by a loss in Incard do Brazil (IdB).

Income tax benefit (expense)

	Nine months ended
	October 1, 2016	September 26, 2015
	(In millions)
Income tax benefit (expense)	$(21)	$38

During the first nine months of 2016, we registered an income tax expense of $21 million, reflecting a discrete effective tax method as opposed to an estimated effective tax rate due to significant uncertainty in estimating the effective tax rate. Income tax expense is offset by a benefit relating to a one-time income of $2 million associated with the re-measurement of a local tax provision. Our income tax also included the estimated impact of provisions related to potential tax positions which have been considered uncertain.

In the first nine months of 2015, we registered an income tax benefit of $38 million including a one-time income of $46 million related to a local tax settlement.

Our tax rate is variable and depends on changes in the level of operating results within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimations of our tax provisions. Our income tax amounts and rates also depend on our loss carry-forwards and their relevant valuation allowances, which are based on estimated projected plans and available tax planning strategies. In the case of material changes in these plans, the valuation allowances could be adjusted accordingly with an impact on our tax charges. We currently enjoy certain tax benefits in some countries. Such benefits may not be available in the future due to changes in the local jurisdictions; our estimated tax rate could be different in future quarters and may increase in the coming years. In addition, our yearly income tax charges include the estimated impact of provisions related to potential tax positions which have been considered uncertain.

Net income attributable to parent company
	Nine months ended
	October 1, 2016	September 26, 2015
	(In millions)
Net income attributable to parent company	$53	$102
As percentage of net revenues	1.0%	2.0%

For the first nine months of 2016, we reported net income of $53 million, representing earnings per share of $0.06, compared to income of $102 million in the year-ago period, representing earnings per share of $0.12.

Legal Proceedings

For a discussion of legal proceedings, see Note 25 Contingencies, Claims and Legal Proceedings to our Interim Consolidated Financial Statements.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by material changes in the exchange rates between the U.S. dollar and other currencies, particularly the Euro.

As a market practice, the reference currency for the semiconductor industry is the U.S. dollar and the market prices of semiconductor products are mainly denominated in U.S. dollars. However, revenues for some of our products (primarily certain of our products sold in Europe) are quoted in currencies other than the U.S. dollar and as such are directly affected by fluctuations in the value of the U.S. dollar. As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase our level of revenues when reported in U.S. dollars or the depreciation of the Euro compared to the U.S. dollar could decrease our level of revenues when reported in U.S. dollars. Over time the prices in the industry tend to align to the equivalent amount in U.S. dollars, except that there is a lag between the changes in the currency rate and the adjustment in the price paid in local currency, which is proportional to the amplitude of the currency swing, and such adjustment could be only partial. Furthermore, certain significant costs incurred by us, such as manufacturing costs, SG&A expenses, and R&D expenses, are largely incurred in the currency of the jurisdictions in which our operations are located. Given that most of our operations are located in the Euro zone and other non-U.S. dollar currency areas, including Singapore, our costs tend to increase when translated into U.S. dollars when the dollar weakens or to decrease when the U.S. dollar strengthens.

In summary, as our reporting currency is the U.S. dollar, exchange rate fluctuations affect our results of operations: in particular, if the U.S. dollar weakens, our results are negatively impacted since we receive only a limited part of our revenues, and more importantly, we incur a significant part of our costs, in currencies other than the U.S. dollar. On the other hand, our results are favorably impacted when the dollar strengthens. The impact on our accounts could therefore be material, in the case of a material variation of the U.S. dollar exchange rate.

Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we have hedged certain line items on our Interim Consolidated Statements of Income, in particular with respect to a portion of the costs of goods sold, most of the R&D expenses and certain SG&A expenses, located in the Euro zone, which we account for as cash flow hedging contracts. We use two different types of hedging contracts: forward and options (including collars).

Our Interim Consolidated Statements of Income for the nine months ended October 1, 2016 included income and expense items translated at the average U.S. dollar exchange rate for the period, plus the impact of the hedging contracts expiring during the period. Our effective exchange rate was $1.12 for €1.00 in the third quarter of 2016 compared to $1.12 for €1.00 in the second quarter of 2016 and $1.16 for €1.00 in the third quarter of 2015. These effective exchange rates reflect the actual exchange rates combined with the impact of cash flow hedging contracts that matured in the period.

The time horizon of our cash flow hedging for manufacturing costs and operating expenses may run up to 24 months, for a limited percentage of our exposure to the Euro, depending on currency market circumstances. As of October 1, 2016, the outstanding hedged amounts were €654 million to cover manufacturing costs and €429 million to cover operating expenses, at an average exchange rate of about $1.15 for €1.00 (considering the collars at upper strike), maturing over the period from October 4, 2016 to August 29, 2017. As of October 1, 2016, measured with respect to the exchange rate at period closing of about $1.12 to €1.00, these outstanding hedging contracts and certain expiring contracts covering manufacturing expenses capitalized in inventory resulted in a deferred profit of approximately $2 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity, compared to a deferred loss of approximately $21 million before tax at December 31, 2015.

We also hedge certain manufacturing costs denominated in Singapore dollars (SGD); as of October 1, 2016, the outstanding hedged amounts were SGD 89 million at an average exchange rate of about SGD 1.38 to $1.00 maturing over the period from October 6, 2016 to August 17, 2017. As of October 1, 2016, these outstanding hedging contracts and certain expiring contracts covering manufacturing expenses capitalized in inventory resulted in a deferred profit of approximately $1 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity, compared to a deferred loss of approximately $2 million before tax at December 31, 2015.

Our cash flow hedging policy is not intended to cover our full exposure and is based on hedging a portion of our exposure in the next four quarters and a declining percentage of our exposure in each quarter thereafter. In the third quarter of 2016, as a result of our cash flow hedging, we recorded a net loss of less than $1 million, while in the comparable quarter in 2015, we recorded a net loss of $36 million.

In addition to our cash flow hedging, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates, which we account for as fair value instruments. We may in the future purchase or sell similar types of instruments. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F. Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment. No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates. The net effect of our consolidated foreign exchange exposure was nil for the third quarter of 2016.

The assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses, as well as cash flows, are translated at the average exchange rate for the period. The balance sheet impact, as well as the income statement and cash flow impact, of such translations have been, and may be expected to be, significant from period to period since a large part of our assets and liabilities and activities are accounted for in Euros as they are located in jurisdictions where the Euro is the functional currency. Adjustments resulting from the translation are recorded directly in equity, and are shown as “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity. At October 1, 2016, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.

For a more detailed discussion, see Item 3. “Key Information — Risk Factors — Risks Related to Our Operations” in our Form 20‑F, which may be updated from time to time in our public filings.

Impact of Changes in Interest Rates

Interest rates may fluctuate upon changes in financial market conditions and material changes can affect our results of operations and financial condition, since these changes can impact the total interest income received on our cash and cash equivalents and marketable securities, as well as the total interest expense paid on our financial debt.

Our interest income (expense), net, as reported in our Interim Consolidated Statements of Income, is the balance between interest income received from our cash and cash equivalents and marketable securities investments and interest expense paid on our financial liabilities (including the sale without recourse of receivables), non-cash interest expense on the Senior Convertible Bonds and bank fees (including fees on committed credit lines). Our interest income is dependent upon fluctuations in interest rates, mainly in U.S. dollars and Euros, since we invest primarily on a short-term basis; any increase or decrease in the market interest rates would mean a proportional increase or decrease in our interest income. Our interest expenses are also dependent upon fluctuations in interest rates, since our financial liabilities include European Investment Bank Floating Rate Loans at Libor and Euribor plus variable spreads.

At October 1, 2016, our total financial resources, including cash and cash equivalents and marketable securities, generated an average interest income rate of 0.99%. At the same date, the average interest rate on our outstanding debt was 2.23% including the non-cash effective interest of the convertible bonds, while the average cash interest rate was only 0.84%.

Impact of Changes in Equity Prices

As of October 1, 2016, we did not hold any significant equity participations, which could be subject to a material impact in changes in equity prices. However, we hold equity participations whose carrying value could be reduced due to further losses or impairment charges of our equity-method investments. See Note 19 to our Consolidated Financial Statements.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and are placed with financial institutions rated at least a single A long-term rating, meaning at least A3 from Moody’s Investors Service (“Moody’s”) and A- from Standard & Poor’s (“S&P”) or Fitch Ratings (“Fitch”), or better. Marginal amounts are held in other currencies. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F, which may be updated from time to time in our public filings.

Cash flow

We maintain a significant cash position and a low debt-to-equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During the first nine months of 2016, our net cash decreased by $96 million, due to the net cash used in financing and investing activities exceeding the net cash from operating activities.

The components of our cash flow for the comparable periods are set forth below:

	Nine months ended
	October 1, 2016	September 26, 2015
	(In millions)
Net cash from operating activities	$662	$597
Net cash used in investing activities	(484)	(418)
Net cash used in financing activities	(274)	(317)
Effect of changes in exchange rates	-	(10)
Net cash decrease	$(96)	$(148)

Net cash from operating activities. Net cash from operating activities is the sum of (i) net income (loss) adjusted for non-cash items and (ii) changes in net working capital. The net cash from operating activities for the first nine months of 2016 was $662 million, slightly increasing compared to $597 million in the prior-year period mainly due to more favorable changes in net working capital. At the end of the third quarter 2016, sales of accounts receivable with no recourse were $2 million, compared to $48 million at the end of the second quarter of 2016 and the end of the fourth quarter of 2015.

Net cash used in investing activities. Investing activities used $484 million of cash in the first nine months of 2016, increasing compared to $418 million in the prior-year period. This increase is mainly due to $78 million paid for the acquisition of ams’ NFC and RFID reader business. Payments for purchase of tangible assets, net of proceeds, totaled $379 million, compared to $378 million registered in the prior-year period.

Net cash used in financing activities. Net cash used in financing activities was $274 million for the first nine months of 2016, compared to $317 million used for the first nine months of 2015 and consisted mainly of a $76 million repayment of long-term debt and $197 million of dividends paid to stockholders.

Free Cash Flow (non U.S. GAAP measure)

We also present Free Cash Flow, which is a non U.S. GAAP measure, defined as (i) net cash from operating activities plus (ii) net cash used in investing activities, excluding payment for purchases (and proceeds from the sale) of marketable securities, which are considered as temporary financial investments. The result of this definition is ultimately net cash from operating activities plus payment for purchase and proceeds from sale of tangible, intangible and financial assets and proceeds received in the sale of businesses. We believe Free Cash Flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations. Free Cash Flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases (and proceeds from the sale) of marketable securities and net cash variation from joint ventures deconsolidation, the net cash from (used in) financing activities and the effect of changes in exchange rates. In addition, our definition of Free Cash Flow may differ from definitions used by other companies. Free Cash Flow is determined as follows from our Consolidated Statements of Cash Flows:

	Three Months Ended	Nine months ended
	October 1, 2016	October 1, 2016	September 26, 2015
	(In millions)
Net cash from operating activities	$330	$662	$597
Net cash used in investing activities	(230)	(484)	(418)
Excluding:
Payment for purchase and proceeds from sale of marketable securities, change in short term deposits, restricted cash, net and net variation for JV deconsolidation	-	-	-
Payment for purchase and proceeds from sale of tangible and intangible assets (1)	(230)	(484)	(418)
Free Cash Flow (non U.S. GAAP measure)	$100	$178	$179
_____________
(1)
Reflects the total of the following line items reconciled with our Consolidated Statements of Cash Flows relating to the investing activities: Payment for purchase of tangible assets, Proceeds from sale of tangible assets, Payment for purchase of intangible assets, Payment for purchase of financial assets, Proceeds from sale of financial assets, Cash paid for business combinations, Proceeds received in sale of businesses.

Free Cash Flow was positive $178 million for the first nine months of 2016, flat compared to positive $179 million for the first nine months of 2015.

Net Financial Position (non U.S. GAAP measure)

Our Net Financial Position, which is a non U.S. GAAP measure, represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities, short-term deposits and restricted cash, and our total financial debt includes bank overdrafts, short-term debt and long-term debt, as represented in our Consolidated Balance Sheets. Net Financial Position is not a U.S. GAAP measure but we believe it provides useful information for investors and management because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents and marketable securities and the total level of our financial indebtedness. Our Net Financial Position for each period has been determined as follows from our Consolidated Balance Sheets:

	As at
	October 1, 2016	December 31, 2015	September 26, 2015
	(In millions)
Cash and cash equivalents	$1,675	$1,771	$1,869
Marketable securities	342	335	338
Total financial resources	2,017	2,106	2,207
Short-term debt	(117)	(191)	(191)
Long‑term debt	(1,436)	(1,421)	(1,557)
Total financial debt	(1,553)	(1,612)	(1,748)
Net Financial Position (non U.S. GAAP measure)	$464	$494	$459

Our Net Financial Position as of October 1, 2016 was a net cash position of $464 million, decreasing compared to the net financial position of $494 million at December 31, 2015, mainly due to three quarterly dividend payments for an aggregate amount of $197 million and $78 million paid for the acquisition of ams’ NFC and RFID reader business.

Cash and cash equivalents amounted to $1,675 million as at October 1, 2016, as a result of our cash flow evolution as presented above.

Marketable securities amounted to $342 million as at October 1, 2016. Compared to December 31, 2015, the increase of $7 million is entirely due to the positive change of value of the U.S. Treasury Bonds available for sale.

Financial debt was $1,553 million as at October 1, 2016, composed of: (i) $117 million of current portion of long-term debt and (ii) $1,436 million long‑term debt. The breakdown of our total financial debt included: (i) $623 million in European Investment Bank loans (the “EIB Loans”), (ii) $921 million in the Senior Bonds, and (iii) $9 million in other long-term loans and loans from other funding programs.

The EIB Loans are comprised of four long-term amortizing credit facilities as part of our R&D funding programs. The first, for R&D in France, drawn for a total amount of $341 million, was fully amortized as of October 1, 2016. The second, for R&D projects in Italy, drawn for a total amount of $380 million, was fully amortized as of October 1, 2016. The third, a €350 million multi-currency loan to support our industrial and R&D programs, was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million, of which the equivalent of $270 million remained outstanding as of October 1, 2016. The fourth, a €350 million multi-currency loan supporting our R&D programs, was drawn in U.S. dollars for an amount of $471 million, of which $353 million is outstanding as of October 1, 2016. At October 1, 2016, the amounts available under our back-up and uncommitted credit facilities were unutilized.

The Senior Bonds were issued on July 3, 2014, for a principal amount of $1,000 million (Tranche A for $600 million and Tranche B for $400 million), due 2019 and 2021, respectively, for net proceeds of approximately $994 million. Tranche A bonds were issued as zero-coupon bonds while Tranche B bonds bear a 1% per annum nominal interest, payable semi-annually. The conversion price at issuance was approximately $12 on each tranche. On October 3, 2016, the conversion price was adjusted up by 1.24% on each tranche, pursuant to the dividend adjustment symmetric provision. The Senior Bonds are convertible by the bondholders if certain conditions are satisfied on a net-share settlement basis, except if an alternative settlement is elected by us. We can also redeem the Senior Bonds prior to their maturity in certain circumstances. Upon initial recognition, the proceeds were allocated between debt and equity by determining the fair value of the liability component using an income approach. The liability component will accrete to par value until maturity based on the effective interest rate (Tranche A: 2.40% and Tranche B: 3.22%, including 1% p.a. nominal interest). In the computation of diluted EPS, the Senior Bonds will be dilutive only for the portion of net-share settlement underlying the conversion premium when the conversion option is in the money.

Our long-term debt contains standard conditions, but does not impose minimum financial ratios.

Our current ratings with the three major rating agencies that report on us on a solicited basis, are as follows: S&P: “BBB-” with stable outlook; Fitch: “BBB-” with stable outlook; Moody’s: “Ba1” with stable outlook.

As of October 1, 2016, debt payments at redemption value by period were as follows:

	Payments Due by Period
	Total	2016	2017	2018	2019	2020	Thereafter
	(In millions)
Long-term debt (including current portion)	$1,632	$115	$116	$114	$714	$114	$459

Financial Outlook: Capital Investment

Our policy is to modulate our capital spending according to the evolution of the semiconductor market. Based on increased demand and ongoing strategic initiatives, including new specialized products, we are accelerating our capital spending and our capital expenditure for 2016 is estimated to be within the range of $600 million to $620 million. The most important of our 2016 capital expenditure projects are expected to be : (a) for our front end facilities: (i) in our 300 mm fab in Crolles, R&D, technology evolution and new specialized capacity to support the production ramp up of new technologies; (ii) mix evolution, and a few selected programs of capacity growth and infrastructure preparation, mainly in the area of mixed signal and discrete processes, including the Silicon Carbide (SiC) technology; (iii) qualification and ramp-up of technologies in 200 mm in Singapore, Agrate, Italy and expansion of the 200 mm fab in Catania, Italy; and (iv) quality, safety, maintenance, and productivity and cost savings investments in both 150 mm and 200 mm front end fabs; (b) for our back end facilities: (i) capacity growth on certain package families, to sustain market demand and secure service and ramp up of specialty products for strategic customers; (ii) modernization and rationalization of package lines targeting cost savings benefits; and (iii) specific investments in the areas of factory automation, quality, environment and energy savings; and (c) an overall capacity adjustment in final testing and wafers probing (EWS) to meet increased demand and a changed product mix.

We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry and capacity utilization. We expect to need significant financial resources in the coming years for capital expenditures and for our investments in manufacturing and R&D. We plan to fund our capital requirements from cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuance of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results, and consequently our profitability, could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in prior years to fund our capital expenditure plans for expanding/upgrading our production facilities, our working capital requirements, our R&D and manufacturing costs.

In support of our R&D activities, we signed the Nano2017 program with the French government, which was approved by the European Union in the third quarter of 2014 and, in our role as Coordinator and Project Leader of Nano2017, we have been allocated an overall funding budget of about €400 million for the period 2013-2017, subject to the conclusion of agreements every year with the public authorities and linked to the achievement of technical parameters and objectives. Based on the activity of each sponsored project, from the beginning of the program to the end of the third quarter of 2016, we have recognized grants for an aggregate amount of €332 million. The Nano2017 contract contains certain covenants which, in the event they are not fulfilled, may affect our ability to access such funding.

As a result of our exit from the ST-Ericsson joint venture, our exposure is limited to covering 50% of ST-Ericsson’s needs to complete the wind-down, which are estimated to be negligible, based on our current visibility of the ST-Ericsson liquidation balance.

We believe that we have the financial resources needed to meet our currently projected business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, approved dividend payments and the repayment of our debts in line with their maturity dates.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies are mainly comprised of: operating leases for land, buildings, plants and equipment; purchase commitments for equipment, outsourced foundry wafers and related purchase obligations and for software licenses; long-term debt obligations; earn-out associated with ams’ assets acquisition; pension obligations and other long-term liabilities.

Off‑Balance Sheet Arrangements

We had no material off‑balance sheet arrangements at October 1, 2016.

Impact of Recently Issued U.S. Accounting Standards

See Note 5 Recent Accounting Announcements to our Consolidated Financial Statements.

Backlog and Customers

During the third quarter of 2016, our booking plus net frames orders significantly increased compared to the second quarter of 2016, with all product groups positively impacted. We entered the fourth quarter 2016 with a backlog higher than the level we had when entering in the third quarter 2016. Backlog (including frame orders) is subject to possible cancellation, push back and lower ratio of frame orders being translated into firm orders and, thus, it is not necessarily indicative of the amount of billings or growth to be registered in subsequent periods.

In the third quarter of 2016, no customer accounted for more than 10% of our total net revenues. There is no guarantee that any customer will continue to generate revenues for us at the same levels as in prior periods. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, not confirm planned delivery dates on frame orders in a significant manner or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Disclosure Controls and Procedures

Evaluation

Our management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (“Disclosure Controls”) as of the end of the period covered by this report. Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act, such as this periodic report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our quarterly evaluation of Disclosure Controls includes an evaluation of some components of our internal control over financial reporting, and internal control over financial reporting is also separately evaluated on an annual basis.

The evaluation of our Disclosure Controls included a review of the controls’ objectives and design, our implementation of the controls and their effect on the information generated for use in this periodic report. In the course of the controls evaluation, we reviewed identified data errors, control problems or acts of fraud and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken. This type of evaluation is performed at least on a quarterly basis so that the conclusions of management, including the CEO and CFO, concerning the effectiveness of the Disclosure Controls can be reported in our periodic reports on Form 6‑K and Form 20‑F. The components of our Disclosure Controls are also evaluated on an ongoing basis by our Internal Audit Department, which reports directly to our Audit Committee. The overall goals of these various evaluation activities are to monitor our Disclosure Controls, and to modify them as necessary. Our intent is to maintain the Disclosure Controls as dynamic systems that change as conditions warrant.

Based upon the controls evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this periodic report, our Disclosure Controls were effective.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls

No system of internal control over financial reporting, including one determined to be effective, may prevent or detect all misstatements. It can provide only reasonable assurance regarding financial statement preparation and presentation. Also, projections of the results of any evaluation of the effectiveness of internal control over financial reporting into future periods are subject to inherent risk that the relevant controls may become inadequate due to changes in circumstances or that the degree of compliance with the underlying policies or procedures may deteriorate.

Other Reviews

We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we submitted it to the Securities and Exchange Commission.

Cautionary Note Regarding Forward‑Looking Statements

Some of the statements contained in this Form 6-K that are not historical facts, particularly in “Business Overview” and in “Liquidity and Capital Resources—Financial Outlook: Capital Investment”, are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements due to, among other factors:

•	Uncertain macro-economic and industry trends, which may impact end-market demand for our products;

•	Customer demand that differs from projections;

•	The ability to design, manufacture and sell innovative products in a rapidly changing technological environment;

•
Unanticipated events or circumstances, which may impact our ability to execute the planned reductions in our net operating expenses and / or meet the objectives of our R&D Programs, which benefit from public funding;

•
Changes in economic, social, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflicts, social unrest, labor actions, or terrorist activities;

•
The Brexit vote and the perceptions as to the impact of the withdrawal of the U.K. may adversely affect business activity, political stability and economic conditions in the U.K., the Eurozone, the EU and elsewhere. While we do not have material operations in the U.K. and have not experienced any material impact from Brexit on our underlying business to date, we cannot predict its future implications;

•	Financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;

•	The loading, product mix, and manufacturing performance of our production facilities;

•
The functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;

•	Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	The impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	The ability to successfully restructure underperforming business lines and associated restructuring charges and cost savings that differ in amount or timing from our estimates;

•
Changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;

•	Product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;

•	Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;

•	Availability and costs of raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations; and

•	Industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” in our Form 20-F. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in our Form 20-F as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 6-K to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Item 3. Key Information — Risk Factors” from time to time in our SEC filings, could have a material adverse effect on our business and/or financial condition.

STMICROELECTRONICS N.V.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Three months ended
	(Unaudited)
	October 01,	September 26,
In million of U.S. dollars except per share amounts	2016	2015

Net sales	1,794	1,755
Other revenues	3	9
Net revenues	1,797	1,764
Cost of sales	(1,154)	(1,151)
Gross profit	643	613
Selling, general and administrative	(224)	(218)
Research and development	(318)	(331)
Other income and expenses, net	18	38
Impairment, restructuring charges and other related closure costs	(29)	(11)
Operating income	90	91
Interest expense, net	(5)	(5)
Income (loss) on equity-method investments	(1)	(1)
Income before income taxes and noncontrolling interest	84	85
Income tax benefit (expense)	(12)	8
Net income	72	93
Net loss (income) attributable to noncontrolling interest	(1)	(3)
Net income attributable to parent company	71	90

Earnings per share (Basic) attributable to parent company stockholders	0.08	0.10
Earnings per share (Diluted) attributable to parent company stockholders	0.08	0.10

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Nine months ended
	(Unaudited)
	October 01,	September 26,
In million of U.S. dollars except per share amounts	2016	2015

Net sales	5,097	5,202
Other revenues	16	27
Net revenues	5,113	5,229
Cost of sales	(3,355)	(3,455)
Gross profit	1,758	1,774
Selling, general and administrative	(681)	(666)
Research and development	(996)	(1,073)
Other income and expenses, net	73	110
Impairment, restructuring charges and other related closure costs	(69)	(61)
Operating income	85	84
Interest expense, net	(15)	(16)
Income (loss) on equity-method investments	8	1
Income before income taxes and noncontrolling interest	78	69
Income tax benefit (expense)	(21)	38
Net income	57	107
Net loss (income) attributable to noncontrolling interest	(4)	(5)
Net income attributable to parent company	53	102

Earnings per share (Basic) attributable to parent company stockholders	0.06	0.12
Earnings per share (Diluted) attributable to parent company stockholders	0.06	0.12

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended
	(Unaudited)
	October 01,	September 26,
In million of U.S. dollars	2016	2015

Net income	72	93
Other comprehensive income (loss), net of tax :
Currency translation adjustments arising during the period	6	(10)
Foreign currency translation adjustments	6	(10)
Unrealized gains (losses) arising during the period	(2)	4
Unrealized gains (losses) on securities	(2)	4
Unrealized gains (losses) arising during the period	-	(10)
Less : reclassification adjustment for (income) losses included in net income	1	36
Unrealized gains (losses) on derivatives	1	26
Net gains (losses) arising during the period	1	1
Defined benefit pension plans	1	1
Other comprehensive income (loss), net of tax	6	21
Comprehensive income (loss)	78	114
Less : comprehensive income (loss) attributable to noncontrolling interest	1	3
Comprehensive income (loss) attributable to the company’s stockholders	77	111

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Nine months ended
	(Unaudited)
	October 01,	September 26,
In million of U.S. dollars	2016	2015

Net income	57	107
Other comprehensive income (loss), net of tax :
Currency translation adjustments arising during the period	43	(159)
Less : reclassification adjustment for gains on disposal of equity investment	-	(10)
Foreign currency translation adjustments	43	(169)
Unrealized gains (losses) arising during the period	7	3
Unrealized gains (losses) on securities	7	3
Unrealized gains (losses) arising during the period	21	(93)
Less : reclassification adjustment for (income) losses included in net income	5	150
Unrealized gains (losses) on derivatives	26	57
Net gains (losses) arising during the period	4	4
Defined benefit pension plans	4	4
Other comprehensive income (loss), net of tax	80	(105)
Comprehensive income (loss)	137	2
Less : comprehensive income (loss) attributable to noncontrolling interest	4	5
Comprehensive income (loss) attributable to the company’s stockholders	133	(3)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
	As at
	October 01,	December 31,
In million of U.S. dollars	2016	2015
	(Unaudited)	(Audited)

Assets
Current assets :
Cash and cash equivalents	1,675	1,771
Restricted cash	-	4
Marketable securities	342	335
Trade accounts receivable, net	1,009	820
Inventories	1,238	1,251
Deferred tax assets	83	91
Assets held for sale	1	1
Other current assets	377	407
Total current assets	4,725	4,680
Goodwill	119	76
Other intangible assets, net	199	166
Property, plant and equipment, net	2,289	2,321
Non-current deferred tax assets	465	436
Long-term investments	57	57
Other non-current assets	424	459
	3,553	3,515
Total assets	8,278	8,195

Liabilities and equity
Current liabilities:
Short-term debt	117	191
Trade accounts payable	674	525
Other payables and accrued liabilities	728	703
Dividends payable to stockholders	112	97
Deferred tax liabilities	-	2
Accrued income tax	45	42
Total current liabilities	1,676	1,560

Long-term debt	1,436	1,421
Post-employment benefit obligations	362	351
Long-term deferred tax liabilities	8	12
Other long-term liabilities	151	158
	1,957	1,942
Total liabilities	3,633	3,502

Commitment and contingencies

Equity
Parent company stockholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 911,015,420 shares issued, 883,333,039 shares outstanding)	1,157	1,157
Capital surplus	2,806	2,779
Retained earnings	320	525
Accumulated other comprehensive income	540	460
Treasury stock	(243)	(289)
Total parent company stockholders’ equity	4,580	4,632
Noncontrolling interest	65	61
Total equity	4,645	4,693

Total liabilities and equity	8,278	8,195

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	(Unaudited)	(Unaudited)
	October 01,	September 26,
In million of U.S. dollars	2016	2015

Cash flows from operating activities:
Net income	57	107
Items to reconcile net income and cash flows from operating activities:
Depreciation and amortization	535	542
Interests and amortization of issuance costs on convertible bonds	16	15
Non-cash stock-based compensation	29	27
Other non-cash items	(83)	(104)
Deferred income tax	(19)	(74)
Loss (income) on equity-method investments	(8)	(1)
Impairment, restructuring charges and other related closure costs, net of cash payments	23	26
Changes in assets and liabilities:
Trade receivables, net	(180)	(86)
Inventories	28	(28)
Trade payables	73	127
Other assets and liabilities, net	191	46
Net cash from operating activities	662	597

Cash flows from investing activities:
Payment for purchase of tangible assets	(382)	(414)
Proceeds from sale of tangible assets	3	36
Payment for purchase of intangible assets	(27)	(27)
Payment for disposal of equity investment	-	(13)
Payment for business acquisitions, net of cash and cash equivalents acquired	(78)	-
Net cash used in investing activities	(484)	(418)

Cash flows from financing activities:
Repayment of long-term debt	(76)	(59)
Dividends paid to stockholders	(197)	(258)
Other financing activities	(1)	-
Net cash used in financing activities	(274)	(317)
Effect of changes in exchange rates	-	(10)
Net cash decrease	(96)	(148)
Cash and cash equivalents at beginning of the period	1,771	2,017
Cash and cash equivalents at end of the period	1,675	1,869

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF EQUITY

In million of U.S. dollars, except per share amounts
	Common Stock	Capital Surplus	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity

Balance as of December 31, 2014 (Audited)	1,157	2,741	(334)	817	613	61	5,055
Stock-based compensation expense		38	45	(45)			38
Comprehensive income (loss):
Net income				104		6	110
Other comprehensive income (loss), net of tax					(153)		(153)
Comprehensive income (loss)							(43)
Dividends to noncontrolling interest						(6)	(6)
Dividends, $0.40 per share				(351)			(351)
Balance as of December 31, 2015 (Audited)	1,157	2,779	(289)	525	460	61	4,693
Stock-based compensation expense		27	46	(46)			27
Comprehensive income (loss):
Net income				53		4	57
Other comprehensive income (loss), net of tax					80		80
Comprehensive income (loss)							137
Dividends, $0.24 per share				(212)			(212)
Balance as of October 1, 2016 (Unaudited)	1,157	2,806	(243)	320	540	65	4,645

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.

Notes to Interim Consolidated Financial Statements (Unaudited)

1.	The Company

STMicroelectronics N.V. (the “Company”) is registered in The Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and its corporate headquarters located in Geneva, Switzerland.

The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, the Company participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.

2.	Fiscal Year

The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a thirteen-week basis.

The Company’s first quarter ended on April 2, 2016, its second quarter ended on July 2 and its third quarter ended on October 1. Its fourth quarter will end on December 31.

3.	Basis of Presentation

The accompanying Unaudited Interim Consolidated Financial Statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2015. The interim financial information is unaudited but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.

All balances and values in the current and prior periods are in millions of U.S. dollars, except shares and per-share amounts.

The accompanying Unaudited Interim Consolidated Financial Statements do not include certain footnotes and financial presentation normally required on an annual basis under U.S. GAAP. Therefore, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2016.

4.	Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. The primary areas that require significant estimates and judgments by management include, but are not limited to:

•	sales returns and allowances,

•	inventory obsolescence reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory,

•	recognition and measurement of loss contingencies,

•	valuation at fair value of assets acquired or sold, including intangibles, goodwill, investments and tangible assets,

•
annual and trigger-based impairment review of goodwill and intangible assets, as well as an assessment, in each reporting period, of events, which could trigger interim impairment testing on long-lived assets,

•	assessment of other-than-temporary impairment charges on financial assets, including equity-method investments,

•	recognition and measurement of restructuring charges and other related exit costs,

•	assumptions used in assessing the number of awards expected to vest on stock-based compensation plans,

•	assumptions used in calculating pension obligations and other long-term employee benefits, and

•
determination of the income tax expenses estimated on the basis of the projected tax amount for the full year, including deferred income tax assets, valuation allowance and provisions for uncertain tax positions and claims.

The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends, market information used by market participants and the latest available business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While the Company regularly evaluates its estimates and assumptions, the actual results experienced by the Company could differ materially and adversely from those estimates. To the extent there are material differences between the estimates and the actual results, future results of operations, cash flows and financial position could be significantly affected.

5.	Recent Accounting Pronouncements

Accounting pronouncements effective in 2016

Amended accounting guidance effective in 2016 had no material impact on the Company’s financial position,  results of operations and disclosures.

Accounting pronouncements that are not yet effective and have not been adopted by the Company

In May 2014, the FASB issued the converged guidance on revenue from contracts with customers, updated in 2016 with finalized amendments addressing implementation issues. The new guidance sets forth a single revenue accounting model, which calls for more professional judgment and includes expanded disclosures. Revenue recognition depicts the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled for these goods and services. Revenue is recognized when (or as) control of the goods and services is transferred to the customer. Even if the revenue recognition guidance is not a five-step model, the following steps can be identified in order to apply the new revenue accounting model: (i) identification of the contracts with customers; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to performance obligations; and (v) revenue recognition for each performance obligation. The new guidance will be effective for the Company’s first interim period within the annual reporting period beginning on January 1, 2018, with early adoption permitted as at January 1, 2017. The areas in which the new revenue recognition may create significant changes are: (i) changes in the timing of revenue recognition; (ii) inclusion of variable consideration in the transaction price; and (iii) allocation of the transaction price based on relative standalone selling prices. The Company will adopt the new guidance when effective and is currently assessing its impact on existing contracts, transactions and business practices.

In November 2015, the FASB modified the balance sheet classification of deferred taxes, as part of its initiatives to reduce complexity in accounting standards. The new guidance requires that deferred tax assets and liabilities be classified as non-current elements in a classified balance sheet. Current guidance requires an entity to separate deferred income tax assets and liabilities into current and non-current amounts. The new guidance does not change current practice for offsetting and presenting as a single amount deferred tax assets and liabilities of a tax-paying component of an entity. The simplified presentation guidance is effective for public companies for financial statements issued for annual and interim periods beginning after December 15, 2016, with early application permitted as of the beginning of an interim or annual reporting period, either prospectively or retrospectively. The Company will adopt the new guidance when effective and will change the presentation of deferred tax assets and liabilities accordingly.

In January 2016, the FASB issued new guidance on the recognition and measurement of financial instruments. Changes to current practice primarily affect the accounting for investments in equity securities, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance relating to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. All equity investments in unconsolidated entities other than those accounted for using the equity method of accounting will generally be measured at fair value through earnings (the available-for-sale classification disappears for these financial assets). For equity investments without readily determinable fair values, the cost method is also eliminated. Additionally, when the fair value option has been elected for financial liabilities, changes in fair value due to instrument-specific credit risk will be recognized separately in other comprehensive income. The new guidance is effective for public companies for fiscal years beginning December 15, 2017, including interim periods within those years. The Company will adopt the new guidance when effective and is currently assessing its impact on existing financial instruments.

In February 2016, the FASB issued new guidance on lease accounting. As a lessee, an entity will need to recognize almost all leases on the balance sheet as a right-of-use asset and a lease liability. Additionally, when applying the new guidance, lessees will have to identify leases embedded in a contract. For income statement purposes, the new guidance is still based on a dual model, requiring leases to be classified as either operating or finance leases. Classification criteria are largely similar to current lease accounting guidance, except that the new guidance does not contain explicit bright lines. Lessor accounting is similar to the current model, but updated to align with certain changes to the lessee model and the new revenue recognition guidance. Existing sale-leaseback guidance has been replaced with a new model applicable to both lessees and lessors. The new guidance is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within those years. The Company will adopt the new guidance when effective and is currently assessing its impact on its consolidated financial statements.

In March 2016, the FASB issued new guidance on employee share-based payment accounting. The guidance includes multiple provisions intended to simplify accounting, which impacts income tax accounting, earnings per share, estimates relating to forfeitures and the statement of cash flows. The new guidance is effective for public companies for fiscal years beginning after December 15, 2016, including interim periods within those years. The Company will adopt the new guidance when effective and is currently assessing its impact on its consolidated financial statements.

In June 2016, the FASB issued new guidance on measuring credit losses for financial instruments. The objective of the new guidance is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments, primarily financial assets measured at amortized cost and available-for-sale debt securities, and other commitments to extend credit held by a reporting entity at each reporting date. The amended guidance replaces the incurred loss impairment methodology applied in current practice with an approach that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit losses estimates. The new guidance is effective for public companies for fiscal years beginning after December 15, 2019, including interim periods within those years. The Company will adopt the new guidance when effective and is currently assessing its impact on its consolidated financial statements.

In August 2016, the FASB issued amended guidance on clarifying the cash flow classification of certain topics in order to avoid diversity in practice. The issues addressed in the new guidance are debt prepayment or debt extinguishment costs (Issue 1); settlement of zero-coupon debt instruments (Issue 2); contingent consideration payments made after a business combination (Issue 3); proceeds from the settlement of insurance claims (Issue 4); proceeds from settlement of corporate-owned life insurance (COLI) policies, including bank-owned life insurance (BOLI) policies (Issue 5); distributions received from equity method investments (Issue 6); beneficial interests in securitization transactions (Issue 7) and  separately identifiable cash flows and application of the predominance principle (Issue 8). The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those years, with early adoption permitted. The Company will adopt the new guidance when effective. The Company is currently assessing the impact those amendments may have on its consolidated statement of cash flows. Those impacts are primarily related to Issues 2, 3 and 6.

6.	Other Income and Expenses, Net

Other income and expenses, net consisted of the following:

	Three months ended		Nine months ended
	October 1, 2016	September 26, 2015	October 1, 2016	September 26, 2015
Research and development funding	19	31	70	102
Start-up and phase-out costs	-	(1)	(3)	(3)
Exchange gain, net	-	1	4	-
Patent costs, net of reversal of unused provisions	(2)	-	(3)	-
Gain on sale of long-lived assets, net	-	7	1	8
Other, net	1	-	4	3
Total	18	38	73	110

The Company receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met.

Start-up costs represent costs incurred in the start-up and testing of the Company’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six months after the fabrication line’s quality certification. Phase-out costs are costs incurred during the closing stage of a Company’s manufacturing facility.

Exchange gains and losses, net represent the portion of exchange rate changes on transactions denominated in currencies other than an entity’s functional currency and the changes in fair value of trading derivative instruments which are not designated as hedge and which have a cash flow effect related to operating transactions, as described in Note 26.

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees.

7.	Impairment, Restructuring Charges and Other Related Closure Costs

Impairment, restructuring charges and other related closure costs incurred in the third quarter and first nine months of 2016 are summarized as follows:

	Three months ended on October 1, 2016
	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Set-top Box restructuring plan	-	(25)	(1)	(26)
Long-lived asset impairment charge	(3)	-	-	(3)
Total	(3)	(25)	(1)	(29)

	Nine months ended on October 1, 2016
	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Set-top Box restructuring plan	-	(51)	(9)	(60)
EPS restructuring plan	-	(1)	-	(1)
Long-lived asset impairment charge	(8)	-	-	(8)
Total	(8)	(52)	(9)	(69)

Impairment, restructuring charges and other related closure costs incurred in the third quarter and first nine months of 2015 are summarized as follows:

	Three months ended on September 26, 2015
	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
$600-650 million net opex plan	-	-	(1)	(1)
EPS restructuring plan	-	-	3	3
Intangible asset impairment charge	(13)	-	-	(13)
Total	(13)	-	2	(11)

	Nine months ended on September 26, 2015
	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Manufacturing consolidation	-	(1)	(11)	(12)
$600-650 million net opex plan	-	-	(1)	(1)
EPS restructuring plan	-	(35)	-	(35)
Intangible asset impairment charge	(13)	-	-	(13)
Total	(13)	(36)	(12)	(61)

Impairment charges

During the third quarter of 2016, the Company conducted its annual impairment test, which did not result in an impairment loss. In the third quarter of 2016, the Company impaired $3 million of long-lived assets, primarily related to assets reclassified as Assets Held for Sale.

During the first nine months of 2015, the Company recorded impairment charges totaling $13 million following the annual impairment test performed in the third quarter, of which $6 million on Digital Product Group dedicated intangible assets and $7 million on other intangible assets for which there is no alternative future use.

Restructuring charges and other related closure costs

Provisions for restructuring charges and other related closure costs as at October 1, 2016 are summarized as follows:

	$600-650 million net opex plan	EPS restructuring plan	Set-top Box restructuring plan	Other restructuring initiatives	Total
Provision as at December 31, 2015	6	18	-	10	34
Charges incurred in 2016	-	1	60	-	61
Liability settlement	-	-	-	(3)	(3)
Amounts paid	(2)	(11)	(33)	-	(46)
Currency translation effect	(1)	-	-	-	(1)
Provision as at October 1, 2016	3	8	27	7	45

•	EPS restructuring plan

In 2014, the Company committed to a plan affecting around 450 employees worldwide. The Company recorded in the first nine months of 2016 $1 million of restructuring charges for this plan.

•	Set-top Box restructuring plan

In 2016, the Company announced its decision to cease the development of new platforms and standard products for set-top-box and home gateway products. This decision implied a global workforce review that may affect approximately 1,400 employees worldwide, which includes about 430 in France through a voluntary departure plan, about 670 in Asia and about 120 in the United States of America. The Company recorded in the first nine months of 2016 $60 million of restructuring charges for this plan, of which $9 million related to contracts that will continue with no future economic benefits to the Company and $51 million related to employee ongoing termination benefits, primarily for employee termination benefits in France, in the United States and Asia.

Total impairment, restructuring charges and other related closure costs

The $600-650 million net opex plan resulted in a total pre-tax charge of $114 million. The plan was substantially completed in 2014.

The EPS restructuring plan resulted in a total pre-tax charge of $67 million. The plan was substantially completed in 2015.

The Set-top Box restructuring plan is expected to result in pre-tax charges of approximately $170 million. In certain locations, the restructuring actions may last until 2018.

The total actual costs that the Company will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of employees involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes.

8.	Interest expense, Net

Interest expense, net consisted of the following:

	Three months ended		Nine months ended
	October 1, 2016	September 26, 2015	October 1, 2016	September 26, 2015
Income	5	5	15	13
Expense	(10)	(10)	(30)	(29)
Total	(5)	(5)	(15)	(16)

Interest income is related to the cash and cash equivalents held by the Company. Interest expense recorded in the first nine months of 2016 included a $18 million charge on the senior unsecured convertible bonds issued in July 2014, of which $15 million was a non-cash interest expense resulting from the accretion of the discount on the liability component. Net interest includes also charges related to the banking fees and the sale of trade and other receivables.

9.	Income Taxes

Income tax expense is as follows:

	Three months ended		Nine months ended
	October 1, 2016	September 26, 2015	October 1, 2016	September 26, 2015
Income tax benefit (expense)	(12)	8	(21)	38

In the first nine months of 2016 and 2015, income tax has been estimated reflecting a discrete effective tax method as opposed to an estimated effective tax rate due to significant uncertainty in estimating the effective tax rate. Income tax also included the estimated impact of provisions related to potential tax positions which have been considered uncertain.

At each reporting date, the Company assesses all material open income tax positions in all tax jurisdictions to determine any uncertain tax position. The Company uses a two-step process for the evaluation of uncertain tax positions. The first step consists in determining whether a benefit may be recognized; the assessment is based on a sustainability threshold. If the sustainability is lower than 50%, a full provision should be accounted for. In case of a sustainability threshold in step one higher than 50%, the Company must perform a second step in order to measure the amount of recognizable tax benefit, net of any liability for tax uncertainties. The measurement methodology in step two is based on a “cumulative probability” approach, resulting in the recognition of the largest amount that is greater than 50% likely of being realized upon settlement with the taxing authority. All unrecognized tax benefits affect the effective tax rate, if recognized.

10.	Earnings per share

Basic net earnings per share (“EPS”) is computed based on net income (loss) attributable to parent company stockholders using the weighted-average number of common shares outstanding during the reported period; the number of outstanding shares does not include treasury shares. Diluted EPS is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period, such as stock issuable pursuant to the exercise of stock options outstanding, unvested shares granted and the conversion of convertible debt.

	Three months ended		Nine months ended
	October 1, 2016	September 26, 2015	October 1, 2016	September 26, 2015

Basic EPS

Net income attributable to parent company	71	90	53	102
Weighted average shares outstanding	883,289,046	878,492,172	880,544,472	875,793,142

Basic EPS	0.08	0.10	0.06	0.12

Diluted EPS

Net income attributable to parent company	71	90	53	102
Convertible debt interest	-	-	-	-
Net income attributable to parent company adjusted	71	90	53	102
Weighted average shares outstanding	883,289,046	878,492,172	880,544,472	875,793,142
Dilutive effect of stock awards	3,444,203	2,216,254	4,814,207	4,193,673
Dilutive effect of convertible debt	-	-	-	-
Number of shares used in calculating diluted earnings per share	886,733,249	880,708,426	885,358,679	879,986,815

Diluted EPS	0.08	0.10	0.06	0.12

There was no dilutive effect of the convertible bonds issued on July 3, 2014 since the conversion is out-of-the-money. Terms and conditions are described in Note 21.

11.	Accumulated Other Comprehensive Income (“AOCI”)

The table below details the changes in AOCI attributable to the company’s stockholders by component, net of tax, for the nine months ended October 1, 2016:

	Gains (Losses) on Cash Flow Hedges	Gains (Losses) on Available-For-Sale Securities	Defined Benefit Pension Plan Items	Foreign Currency Translation Adjustments (“CTA”)	Total
December 31, 2015	(23)	2	(160)	601	420
Cumulative tax impact	-	-	40	-	40
December 31, 2015, net of tax	(23)	2	(120)	601	460
OCI before reclassifications	21	8	-	43	72
Amounts reclassified from AOCI	5	-	6	-	11
OCI for the nine months ended October 1, 2016	26	8	6	43	83
Cumulative tax impact	-	(1)	(2)	-	(3)
OCI for the nine months ended October 1, 2016, net of tax	26	7	4	43	80
October 1, 2016	3	10	(154)	644	503
Cumulative tax impact	-	(1)	38	-	37
October 1, 2016, net of tax	3	9	(116)	644	540

Items reclassified out of Accumulated Other Comprehensive Income for the nine months period ended October 1, 2016 are listed in the table below:

Details about AOCI components	Amounts reclassified from AOCI	Affected line item in the statement where net income (loss) is presented
Gains (losses) on cash flow hedges
Foreign exchange derivative contracts	(6)	Cost of sales
Foreign exchange derivative contracts	1	Research and development
	-	Income tax expense
	(5)	Net of tax
Defined benefit pension plan items
Amortization of actuarial gains (losses)	(3)	Research and development (1)
Amortization of actuarial gains (losses)	(3)	Selling, general and administrative (1)
	2	Income tax benefit (expense)
	(4)	Net of tax
Total reclassifications for the period attributable to the Company’s stockholders	(9)	Net of tax

(1)	These items are included in the computation of net periodic pension cost, as described in Note 22.

12.	Marketable Securities

Changes in the value of marketable securities, as reported in current assets on the consolidated balance sheets as at October 1, 2016 and December 31, 2015 are detailed in the table below:

	December 31, 2015	Purchase	Sale / Settlement	Change in fair value included in OCI* for available-for-sale marketable securities	Change in fair value recognized in earnings	Foreign exchange result through OCI*	October 1, 2016
U.S. Treasury Bonds	335	-	-	7	-	-	342
Total	335	-	-	7	-	-	342
*Other Comprehensive Income

As at October 1, 2016, the Company held $342 million in U.S. Treasury bonds. The bonds had an average rating of Aaa/AA+/AAA from Moody’s, S&P and Fitch, respectively, with a weighted average maturity of 3.5 years. The debt securities were reported as current assets on the line “Marketable Securities” on the consolidated balance sheet as at October 1, 2016, since they represented investments of funds available for current operations. The bonds were classified as available-for-sale and recorded at fair value as at October 1, 2016. This fair value measurement corresponds to a Level 1 fair value hierarchy measurement.

13.	Trade Accounts Receivable, Net

Trade accounts receivable, net consisted of the following:

	As at October 1, 2016	As at December 31, 2015
Trade accounts receivable	1,021	827
Allowance for doubtful accounts	(12)	(7)
Total	1,009	820

The Company enters into factoring transactions to accelerate the realization in cash of some trade accounts receivable. As at October 1, 2016, $2 million of trade accounts receivable were sold without recourse ($48 million as at December 31, 2015). Such factoring transactions totaled $97 million for the first nine months of 2016 ($146 million for the first nine months of 2015).

14.	Inventories

Inventories are stated at the lower of cost or market value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales.

Reserve for obsolescence is estimated for excess uncommitted inventories based on the previous quarter’s sales, backlog of orders and production plans.

Inventories, net of reserve consisted of the following:

	As at October 1, 2016	As at December 31, 2015
Raw materials	80	74
Work-in-process	804	804
Finished products	354	373
Total	1,238	1,251

15.	Business Combinations

On July 28, 2016, the Company completed a transaction to acquire ams’ (SIX: AMS) assets and workforce related to Near-Field Communication (NFC) and Radio-frequency identification (RFID) Reader business. The acquired business, combined with our secure microcontrollers, positions the Company for a significant growth opportunity, with a complete portfolio of best-in-class technologies, products and competencies that comprehensively address the full range of the NFC and RFID markets for a wide customer base.

The Company acquired intellectual property, technologies, products and business highly complementary to its secure microcontroller solutions serving mobile devices, wearables, banking, identification, industrial, automotive and IoT markets. As part of the transaction, 46 technical experts from ams have also been transferred to the Company.

This transaction structured as an asset deal has been accounted for as a business combination. The activities of this business are included in the Microcontrollers and Digital ICs Group (MDG) reportable segment. The preliminary fair value of the identifiable assets and assumed liabilities acquired from ams at acquisition date were as follows:

Fair value recognized at acquisition date
Property, plant and equipment	2
Technology	6
In-process R&D	40
Goodwill	42
Total net assets at fair value	90
Purchase consideration	90

The purchase consideration includes a cash payment of $78 million and the acquisition-date fair value of a sales earn-out of $12 million which in any case will not exceed $37 million. Goodwill on this transaction arises principally due to the value of the assembled workforce.

16.	Goodwill

Goodwill allocated to reportable segments and changes in the carrying amount of goodwill were as follows:

	Automotive and Discrete Group (ADG)	Microcontrollers and Digital ICs Group (MDG)	Analog and MEMS Group (AMG)	Others	Total
December 31, 2015	-	74	2	-	76
Business combination	-	42	-	-	42
Foreign currency translation	-	1	-	-	1
October 1, 2016	-	117	2	-	119

As described in Note 28, during the first quarter of fiscal year 2016 the organization was changed to align with the Company’s strategic focus on Smart Driving and on Internet of Things applications and this resulted in a change in the Company’s reportable segments. Goodwill was allocated to the new reportable segments following the allocation of the reporting units for which it was related. The Company also completed an assessment of any potential goodwill impairment immediately prior to the reallocation and determined that no impairment existed.

As described in Note 15, the acquisition of ams’s NFC and RFID Reader business resulted in the recognition of a $42 million goodwill which has been included in the MDG segment to align the goodwill for the acquired businesses with the segment for which their activities will be reported.

17.	Other intangible assets

Other intangible assets consisted of the following:

October 1, 2016	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licences	614	(528)	86
Contractual customer relationships	4	(4)	-
Purchased & internally developed software	403	(344)	59
Construction in progress	54	-	54
Other intangible assets	65	(65)	-
Total	1,140	(941)	199

December 31, 2015	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licences	593	(511)	82
Contractual customer relationships	4	(4)	-
Purchased & internally developed software	387	(321)	66
Construction in progress	18	-	18
Other intangible assets	65	(65)	-
Total	1,067	(901)	166

The line “Construction in progress” in the table above is related to internally developed software under construction and software not ready for use.

As described in Note 15, the acquisition of ams’s NFC and RFID Reader business resulted in the recognition of technology for $6 million in “Technologies & Licences” and in-process R&D for $40 million in “Construction in progress”.

Amortization expense was $45 million for the both first nine months of 2016 and 2015.

The estimated amortization expense of the existing intangible assets for each period is expected to be as follows:

Year
Remainder of 2016	21
2017	68
2018	48
2019	31
2020	17
Thereafter	14
Total	199

In the third quarter and first nine months of 2016, the Company impaired $1 million and $4 million, respectively, of acquired technologies for which it was determined that they had no alternative future use.

18.	Property, plant and equipment

Property, plant and equipment consisted of the following:

October 1, 2016	Gross Cost	Accumulated Depreciation	Net Cost

Land	76	-	76
Buildings	821	(424)	397
Facilities & leasehold improvements	2,824	(2,572)	252
Machinery and equipment	13,221	(11,793)	1,428
Computer and R&D equipment	377	(338)	39
Other tangible assets	108	(100)	8
Construction in progress	89	-	89
Total	17,516	(15,227)	2,289

December 31, 2015	Gross Cost	Accumulated Depreciation	Net Cost

Land	75	-	75
Buildings	806	(399)	407
Facilities & leasehold improvements	2,746	(2,482)	264
Machinery and equipment	12,885	(11,408)	1,477
Computer and R&D equipment	377	(339)	38
Other tangible assets	104	(99)	5
Construction in progress	55	-	55
Total	17,048	(14,727)	2,321

The line “Construction in progress” in the table above includes property, plant and equipment under construction and equipment under qualification before operating.

Facilities & leasehold improvements, machinery and equipment and other tangible assets include assets acquired under capital lease. The net cost of assets under capital lease was less than $1 million both at October 1, 2016 and December 31, 2015.

The depreciation charge, which includes amortization for capital leases, was $490 million and $497 million for the first nine months of 2016 and 2015, respectively.

As described in Note 15, the acquisition of ams’s NFC and RFID Reader business resulted in the recognition of building and machinery for $2 million.

In the third quarter and the first nine months of 2016, the Company impaired $2 million and $3 million, respectively, of long-lived assets reclassified as Assets Held for Sale, as described in note 7.

19.	Long-Term Investments

Long-Term Investments consisted of the following:

	October 1, 2016	December 31, 2015
Equity-method investments	44	44
Cost-method investments	13	13
Total	57	57

Equity-method investments

Equity-method investments as at October 1, 2016 and December 31, 2015 were as follows:

	October 1, 2016		December 31, 2015
	Carrying value	Ownership percentage	Carrying value	Ownership percentage
ST-Ericsson SA, in liquidation	44	50.0%	44	50.0%
Total	44		44

ST-Ericsson SA, in liquidation

On February 3, 2009, the Company announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Company received an interest in ST-Ericsson Holding AG in which the Company owned 50% plus a controlling share. In 2010, ST-Ericsson Holding AG was merged in ST-Ericsson SA.

The Company evaluated that ST-Ericsson SA was a variable interest entity (VIE). The Company determined that it controlled ST-Ericsson SA and therefore consolidated ST-Ericsson SA.

On September 9, 2013, the Company sold 1 ST-Ericsson SA share to Ericsson for its nominal value changing the ownership structure of ST-Ericsson SA to bring both partners to an equal ownership proportion. As a result and in combination with the new shareholder agreement, the Company lost the control of ST-Ericsson SA and as such ST-Ericsson SA was deconsolidated from the Company’s financial statements. The deconsolidation of ST-Ericsson SA did not result in a gain or loss for the Company. The fair value of the Company’s retained noncontrolling interest was evaluated at $55 million. In addition, the Company and its partner signed funding commitment letters, capped at $149 million for each partner, to the residual joint wind-down operations to ensure solvency. These were not drawn as of October 1, 2016.

Before the deconsolidation of ST-Ericsson SA, certain assets and companies of the ST-Ericsson SA group of companies were transferred to both partners for their net book value which was representative of their fair value. The transactions did not result in cash exchange between the partners. ST-Ericsson SA entered into liquidation on April 15, 2014.

Cost-method investments

Cost-method investments as at October 1, 2016 are equity securities with no readily determinable fair value. It mainly includes the Company’s investment in DNP Photomask Europe S.p.A (“DNP”). The Company has identified the joint venture as a VIE, but has determined that it is not the primary beneficiary. The significant activities of DNP revolve around the creation of masks and development of high level mask technology. The Company does not have the power to direct such activities. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its investment. The Company has not provided additional financial support in the first nine months of 2016 and currently has no requirement or intent to provide further financial support to the joint venture.

20.	Other Non-current Assets

Other non-current assets consisted of the following:

	As at October 1, 2016	As at December 31, 2015
Available-for-sale equity securities	11	11
Trading equity securities	8	8
Long-term State receivables	367	403
Long-term receivables from third parties	1	1
Prepaid for pension	11	8
Deposits and other non-current assets	26	28
Total	424	459

Long-term State receivables include receivables related to funding and receivables related to tax refund. Funding are mainly public grants to be received from governmental agencies in Italy and France as part of long-term research and development, industrialization and capital investment projects. Long-term receivables related to tax refund correspond to tax benefits claimed by the Company in certain of its local tax jurisdictions, for which collection is expected beyond one year.

During the first nine months of 2016, the Company entered into a factoring transaction to accelerate the realization in cash of some non-current assets. As at October 1, 2016, $108 million of the non-current assets were sold without recourse, with a financial cost of less than $1 million.

21.	Long-term debt

Long-term debt consisted of the following:

	October 1, 2016	December 31, 2015

Funding program loans from European Investment Bank:
0.38% due 2016, floating interest rate at Libor + 0.052%	-	19
1.10% due 2016, floating interest rate at Libor + 0.477%	-	26
1.01% due 2016, floating interest rate at Libor + 0.373%	-	29
1.90% due 2020, floating interest rate at Libor + 1.199%	63	63
1.89% due 2020, floating interest rate at Libor + 1.056%	138	138
0.62% due 2020, floating interest rate at Euribor + 0.917%	69	68
1.44% due 2021, floating interest rate at Libor + 0.525%	180	180
1.54% due 2021, floating interest rate at Libor + 0.572%	173	173
Dual tranche senior unsecured convertible bonds
Zero-coupon, due 2019 (Tranche A)	561	550
1.0% due 2021 (Tranche B)	360	354
Other funding program loans:
0.39% (weighted average), due 2016-2023, fixed interest rate	3	4
Other long-term loans:
1.95% (weighted average), due 2017, fixed interest rate	3	4
0.79% (weighted average), due 2018, fixed interest rate	1	1
0.87% (weighted average), due 2020, fixed interest rate	2	2
Capital leases:
10.07% (weighted average), due 2017-2019, fixed interest rate	-	1
Total long-term debt	1,553	1,612
Less current portion	(117)	(191)
Total long-term debt, less current portion	1,436	1,421

On July 3, 2014, the Company issued $1,000 million principal amount of dual tranche senior unsecured convertible bonds (Tranche A for $600 million and Tranche B for $400 million), due 2019 and 2021, respectively. Tranche A bonds were issued as zero-coupon bonds while Tranche B bonds bear a 1% per annum nominal interest, payable semi-annually. The conversion price at issuance was approximately $12, equivalent to a 30% and a 31% premium, respectively, on each tranche. On October 3, 2016, the conversion price was adjusted up to 1.24% on each tranche, pursuant dividend adjustment symmetric provision. The bonds are convertible by the bondholders if certain conditions are satisfied on a net-share settlement basis, except if an alternative settlement is elected by the Company.  The Company can also redeem the bonds prior to their maturity in certain circumstances. The net proceeds from the bond offering were approximately $994 million, after deducting issuance costs payable by the Company.

Proceeds were allocated between debt and equity by measuring first the liability component and then determining the equity component as a residual amount. Transaction costs of $6 million were allocated proportionately to the liability and the equity components. The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponded to a Level 3 fair value hierarchy measurement. The fair value of the liability component at initial recognition totaled $878 million and was estimated by calculating the present value of cash flows using a discount rate of 2.40% and 3.22% (including 1% p.a. nominal interest), respectively, on each tranche, as the market rates for similar instruments with no conversion rights. An amount of $121 million, net of allocated issuance costs of $1 million, was recorded in shareholders’ equity as the value of the conversion features of the instruments. Unamortized debt discount and issuance costs totalled $78 million as at October 1, 2016.

22.	Post Employment and Other Long-term Employee Benefits

The Company and its subsidiaries have a number of defined benefit pension plans, mainly unfunded, and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The other long-term employees’ plans provide benefits due during the employees’ period of service after certain seniority levels. The Company uses a December 31 measurement date for its plans. Eligibility is generally determined in accordance with local statutory requirements. For the Italian termination indemnity plan (“TFR”) generated before July 1, 2007, the Company continues to measure the vested benefits to which Italian employees are entitled as if they left the company immediately as of October 1, 2016, in compliance with U.S. GAAP guidance on determining vested benefit obligations for defined benefit pension plans.

The components of the net periodic benefit cost included the following:

	Pension Benefits		Pension Benefits
	Three months ended		Nine months ended
	October 1, 2016	September 26, 2015	October 1, 2016	September 26, 2015
Service cost	(7)	(7)	(20)	(22)
Interest cost	(6)	(6)	(19)	(19)
Expected return on plan assets	5	5	15	16
Amortization of actuarial net (loss) gain	(2)	(2)	(6)	(5)
Net periodic benefit cost	(10)	(10)	(30)	(30)

	Other long-term benefits		Other long-term benefits
	Three months ended		Nine months ended
	October 1, 2016	September 26, 2015	October 1, 2016	September 26, 2015
Service cost	(1)	(1)	(3)	(3)
Interest cost	(1)	-	(1)	(1)
Net periodic benefit cost	(2)	(1)	(4)	(4)

Employer contributions paid and expected to be paid in 2016 are consistent with the amounts disclosed in the consolidated financial statements for the year ended December 31, 2015.

23.	Dividends

In the Annual General Meeting of Shareholders held on May 25, 2016, the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock was authorized, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2016 and first quarter of 2017. As of October 1, 2016, the first installment, amounting to $53 million, was mainly paid during the second quarter of 2016, with a residual amount of $6 million paid in the third quarter. The second installment of $53 million was partially paid during the third quarter of 2016 for an amount of $47 million. The amount of $112 million presented in the line “Dividends payable to stockholders” in the consolidated balance sheet as of October 1, 2016 is composed of the third and fourth installments to be paid in the fourth quarter of 2016 and the first quarter of 2017, respectively, and the remaining portion of the second installment to be paid in the fourth quarter of 2016.

In the Annual General Meeting of Shareholders held on May 27, 2015, the distribution of a cash dividend of $0.40 per outstanding share of the Company’s common stock was authorized, to be distributed in quarterly installments of $0.10 in each of the second, third and fourth quarters of 2015 and first quarter of 2016. The first three installments were paid during 2015. The fourth installment of $88 million was paid in the first quarter of 2016 and the remaining portion of $10 million was paid in April 2016.

On December 4, 2014, the Supervisory Board authorized the distribution of a semi-annual cash dividend per common share of $0.10 in the fourth quarter of 2014 and $0.10 in the first quarter of 2015, to be paid in December 2014 and March 2015, respectively. The first payment, totaling $87 million, was executed in December 2014 and January 2015. The second payment, totaling $87 million, was executed in March and April 2015.

24.	Treasury Stock

The treasury shares have been designated for allocation under the Company’s share based remuneration programs of unvested shares. Through October 1, 2016, 35,237,839 of these treasury shares were transferred to employees under the Company’s share based remuneration programs, of which 4,748,200 transferred in the first nine months of 2016.

As of October 1, 2016, the Company held 27,682,381 treasury shares.

25.	Contingencies, Claims and Legal proceedings

The Company is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of impairing an asset or the incurrence of a liability at the date of the financial statements as well as the ability to reasonably estimate the amount of such loss. The Company records a provision for a loss contingency when information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and when the amount of loss can be reasonably estimated. The Company regularly reevaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in an adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.

The Company has received and may in the future receive communications alleging possible infringements of third party patents or other third party intellectual property rights. Furthermore, the Company from time to time enters into discussions regarding a broad patent cross license arrangement with other industry participants. There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement. The Company may become involved in costly litigation brought against the Company regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to take a license to third party patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows, financial position and/or ability to compete.

The Company is otherwise also involved in various lawsuits, claims, investigations and proceedings incidental to its business and operations.

The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. There can be no assurance that its recorded reserves will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.

As of October 1, 2016, provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.

26.	Derivative Instruments and Hedging Activities

The Company is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Company’s activities expose it to a variety of financial risks, such as market risk, credit risk and liquidity risk. The Company uses derivative financial instruments to hedge certain risk exposures. The primary risk managed by using derivative instruments is foreign currency exchange risk.

            Foreign currency exchange risk

Currency forward contracts and currency options, including collars, are entered into to reduce exposure to changes in exchange rates on the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries and to manage the foreign exchange risk associated with certain forecasted transactions.

Derivative Instruments Not Designated as a Hedge

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities in the Company’s subsidiaries. Management has set up a policy to require the Company’s subsidiaries to hedge their entire foreign exchange risk exposure with the Company through financial instruments transacted or overseen by Corporate Treasury. To manage their foreign exchange risk arising from foreign-currency-denominated assets and liabilities, the Company and its subsidiaries use forward contracts and purchased currency options. Foreign exchange risk arises from exchange rate fluctuations on assets and liabilities denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments for accounting purposes and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income and expenses, net” in the consolidated statements of income.

Cash Flow Hedge

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges through the use of currency forward contracts and currency options, including collars, certain Euro-denominated forecasted intercompany transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses as well as a portion of its front-end manufacturing costs of semi-finished goods. The Company also hedges through the use of currency forward contracts certain forecasted manufacturing transactions denominated in Singapore dollars.

These derivative instruments are designated as and qualify for cash flow hedge. They are reflected at fair value in the consolidated balance sheets. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction, which enables the Company to conclude, based on the fact that the critical terms of the hedging instruments match the terms of the hedged transactions, that changes in cash flows attributable to the risk being hedged are expected to be completely offset by the hedging derivatives. Currency forward contracts and currency options, including collars, used as hedges are effective at reducing the Euro/U.S. dollar and the Singapore dollar/U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract and on an ongoing basis over the duration of the hedge relationship. Effectiveness on transactions hedged through purchased currency options and collars is measured on the full fair value of the instrument, including the time value of the options. Ineffectiveness appears if the hedge relationship is not perfectly effective or if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change on the expected cash flows on the hedged transactions. The gain or loss from the effective portion of the hedge is reported as a component of “Accumulated other comprehensive income (loss)” in the consolidated statements of equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statement of income line item as the impact of the hedged transaction. When a designated hedging instrument is either terminated early or an improbable or ineffective portion of the hedge is identified, or when it is probable that the forecasted transaction will not occur by the end of the originally specified time period, the cumulative gain or loss that was reported in “Accumulated other comprehensive income (loss)” is recognized immediately in earnings.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge are established as follows: (i) for R&D and Corporate costs, up to 80% of the total forecasted transactions; (ii) for manufacturing costs, up to 70% of the total forecasted transactions. The maximum length of time over which the Company could hedge its exposure to the variability of cash flows for forecasted transactions is 24 months.

As at October 1, 2016, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore dollar-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs

Forward contracts	199	314
Currency collars	230	340

In millions of Singapore dollars	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs

Forward contracts	-	89

Cash flow and fair value interest rate risk

The Company’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. The Company invests primarily on a short-term basis and the majority of the Company’s liquidity is invested in floating interest rate instruments. As a consequence the Company is exposed to interest rate risk due to potential mismatch between the return on its short term floating interest rate investments and the portion of its long term debt issued at fixed rate.

Other market risk

As part of its ongoing investing activities, the Company might be exposed to equity security price risk. Therefore our procedures allow the Company to enter into certain hedging transactions.

For a complete description of exposure to market risks, including credit risk, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015.

Information on fair value of derivative instruments and their location in the consolidated balance sheets as at October 1, 2016 and December 31, 2015 is presented in the table below:

	As at October 1, 2016		As at December 31, 2015
Asset Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other current assets	4	Other current assets	3

Currency collars	Other current assets	2	Other current assets	1
Currency collars	Other non-current assets	-	Other non-current assets	1
Total derivatives designated as a hedge:		6		5
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other current assets	2	Other current assets	1
Total derivatives not designated as a hedge:		2		1
Total Derivatives		8		6

	As at October 1, 2016		As at December 31, 2015
Liability Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(3)	Other payables and accrued liabilities	(18)
Currency collars	Other payables and accrued liabilities	(1)	Other payables and accrued liabilities	(6)
Total derivatives designated as a hedge:		(4)		(24)
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(1)	Other payables and accrued liabilities	(1)
Total derivatives not designated as a hedge:		(1)		(1)
Total Derivatives		(5)		(25)

The effect on the consolidated statements of income for the three and nine months ended October 1, 2016 and September 26, 2015, respectively, and on the “Accumulated Other comprehensive income (loss)” (“AOCI”) as reported in the statements of equity as at October 1, 2016 and December 31, 2015 of derivative instruments designated as cash flow hedge is presented in the table below:

	Gain (loss) deferred in OCI on derivative		Location of gain (loss) reclassified from OCI into earnings	Gain (loss) reclassified from OCI into earnings
				Three months ended		Nine months ended
	October 1, 2016	December 31, 2015		October 1, 2016	September 26, 2015	October 1, 2016	September 26, 2015
Foreign exchange forward contracts	2	(14)	Cost of sales	(1)	(13)	(4)	(55)
Foreign exchange forward contracts	-	(1)	Selling, general and administrative	-	(1)	-	(7)
Foreign exchange forward contracts	-	(4)	Research and development	1	(5)	1	(25)
Currency collars	1	(3)	Cost of sales	-	(12)	(2)	(38)
Currency collars	-	-	Selling, general and administrative	-	(1)	-	(5)
Currency collars	-	(1)	Research and development	-	(4)	-	(20)
Total	3	(23)		-	(36)	(5)	(150)

A total $3 million gain deferred as at October 1, 2016 in AOCI is expected to be reclassified to earnings within the next twelve months.

No ineffective portion of the cash flow hedge relationships was recorded in earnings in the first nine months of 2016 and 2015. No amount was excluded from effectiveness measurement on foreign exchange forward contracts and currency collars.

The effect on the consolidated statements of income for the three and nine months ended October 1, 2016 and September 26, 2015 of derivative instruments not designated as a hedge is presented in the table below:

	Location of gain (loss) recognized in earnings	Gain (loss) recognized in earnings
		Three months ended		Nine months ended
		October 1, 2016	September 26, 2015	October 1, 2016	September 26, 2015
Foreign exchange forward contracts	Other income and expenses, net	(1)	2	1	8

Total		(1)	2	1	8

The Company did not enter into any derivative instrument containing significant credit-risk-related contingent features.

The Company entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. The fair value of these collars represented assets for a net amount of $2 million and liabiltiies for a net amount of $1 million as at October 1, 2016. In addition, the Company entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association (“ISDA”) agreements, which are not offset in the statement of financial position, and representing total assets of $6 million and total liabilities of $4 million as at October 1, 2016.

27.	Fair Value Measurements

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at October 1, 2016:

		Fair Value Measurements using
	October 1, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Marketable securities – U.S. Treasury Bonds	342	342	-	-
Equity securities classified as available-for-sale	11	11	-	-
Equity securities classified as held-for-trading	8	8	-	-
Derivative instruments designated as cash flow hedge	6	-	6	-
Derivative instruments designated as cash flow hedge	(4)	-	(4)	-
Derivative instruments not designated as cash flow hedge	2	-	2	-
Derivative instruments not designated as cash flow hedge	(1)	-	(1)	-
Total	364	361	3	-

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2015:

		Fair Value Measurements using
	December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Marketable securities – U.S. Treasury Bonds	335	335	-	-
Equity securities classified as available-for-sale	11	11	-	-
Equity securities classified as held-for-trading	8	8	-	-
Derivative instruments designated as cash flow hedge	5	-	5	-
Derivative instruments designated as cash flow hedge	(24)	-	(24)	-
Derivative instruments not designated as cash flow hedge	1	-	1	-
Derivative instruments not designated as cash flow hedge	(1)	-	(1)	-
Total	335	354	(19)	-

For assets (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2016 and October 1, 2016 is presented as follows:

Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2016	-
Contingent consideration on business combinations	(12)
October 1, 2016	(12)

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	-

On July 28, 2016, the Company completed a transaction to acquire ams’ (SIX: AMS) assets and workforce related to Near-Field Communication (NFC) and Radio-frequency identification (RFID) Reader business, as described in Note 15. The purchase price consideration includes a cash payment of $78 million and the acquisition-date fair value of a sales earn-out of $12 million, which in any case will not exceed $37 million. The contingent consideration was measured at fair value based on a weighted-average probability projections of sales, discounted using a 1.8% cost of debt, which is the discount rate applicable to the transaction.

No asset (liability) was measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as at September 26, 2015.

The assets held for sale are reported at the lower of net book value and fair value less costs to sell. For fair value measurements using significant unobservable inputs (Level 3), fair value is estimated based on the estimated price that a market participant would pay on a sale transaction for these assets.

For assets (liabilities) measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2016 and October 1, 2016 is presented as follows:

Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2016	1
Impairment charge on Assets held for sale	(1)
Assets held for sale	1
Assets acquired on business combination, including goodwill	90
October 1, 2016	91

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	(3)

The business combination concluded on July 28, 2016 resulted in the recognition at fair value upon acquisition of property, plant and equipement amounting to $2 million, technology amounting to $6 million, in-process R&D amounting to $40 million and a $42 million goodwill. The fair value of the recognized intangible assets was determined using the Multi-period Excess Earnings Method (“MEEM”)-approach combined with a Monte Carlo simulation of the acquired business to estimate the probable outcomes using a given number of iteration of the projections, which corresponds to a Level 3 fair value hierarchy.

No asset (liability) was measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3) as at September 26, 2015.

The following table includes additional fair value information on other financial assets and liabilities as at October 1, 2016 and December 31, 2015:

		As at October 1, 2016		As at December 31, 2015
	Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value

Cash equivalents (1)	1	1,175	1,175	1,099	1,099
Long-term debt
- Bank loans (including current portion)	2	632	632	708	708
- Senior unsecured convertible bonds (2)	1	921	1,001	904	960

(1)	Cash equivalents primarily correspond to deposits at call with banks.

(2)
The carrying amount of the senior unsecured convertible bonds as reported above corresponds to the liability component only, since, at initial recognition, an amount of $121 million was recorded directly in shareholders’ equity as the value of the equity instrument embedded in the issued convertible bonds.

No securities were in an unrealized loss position as at October 1, 2016 and September 26, 2015.

The methodologies used to estimate fair value are as follows:

Foreign exchange forward contracts, currency options and collars

The fair value of these instruments is estimated based upon quoted market prices for similar instruments.

Marketable securities

The fair value of these instruments is estimated based upon quoted market prices for identical instruments.

Equity securities classified as available-for-sale

The fair values of these instruments are estimated based upon market prices for the same instruments.

Trading equity securities

The fair value of these instruments is estimated based upon quoted market prices for the same instruments.

Equity securities carried at cost

The non-recurring fair value measurement is based on the valuation of the underlying investments on a new round of third party financing or upon liquidation.

Long-term debt and current portion of long-term debt

The fair value of bank loans was determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company’s incremental borrowing rates for similar types of borrowing arrangements.

The senior unsecured convertible bonds have been trading on the open market segment of the Frankfurt Stock Exchange since issuance on July 3, 2014. The fair value of these instruments is the observable price of the bonds on that market.

Cash and cash equivalents, accounts receivable, bank overdrafts, short-term borrowings, and accounts payable

The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

28.	Segment Reporting

The Company operates in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, the Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of Smartcard products, which includes the production and sale of both silicon chips and Smartcards.

During the first quarter of 2016, the internal organization changed to align with the Company’s strategic focus on Smart Driving and on Internet of Things applications. Comparative numbers were restated accordingly.

The Company’s reportable segments are as follows:

•	Automotive and Discrete Group (ADG), comprised of all automotive dedicated ICs, both digital and analog, and discrete products.

•	Analog and MEMS Group (AMG), comprised of low-power analog ICs, both general purpose and high-end, smart power products for industrial and power conversion, and micro-machinery activity.

•	Microcontrollers and Digital ICs Group (MDG), comprised of general purpose and secure microcontrollers, EEPROM memories, and digital ICs outside of automotive.

 “Others” includes all the financial values related to the Imaging Product Division, Subsystems and other products, as well as items not allocated to the segments such as impairment, restructuring charges and other related closure costs, unused capacity charges, strategic or special research and development programs and other minor unallocated expenses such as: certain corporate-level operating expenses, patent claims and litigation, and other costs that are not allocated to the segments.

In the Subsystems business area, the Company designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to the business as a whole, the Subsystems business area does not meet the requirements for a reportable segment as defined in the U.S. GAAP guidance.

For the computation of the segments’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a part of research and development expenses. In compliance with the Company’s internal policies, certain costs are not allocated to the segments, including impairment, restructuring charges and other related closure costs, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold. Finally, R&D grants are allocated to the segments proportionally to the incurred R&D expenses on the sponsored projects.

Wafer costs are allocated to the segments based on actual cost. From time to time, with respect to specific technologies, wafer costs are allocated to segments based on market price to promote the utilization of the fabs.

The following tables present the Company’s consolidated net revenues and consolidated operating income (loss) by reportable segment.

Net revenues by reportable segment:

	Three months ended		Nine months ended
	October 1, 2016	September 26, 2015	October 1, 2016	September 26, 2015
Automotive and Discrete Group (ADG)	704	706	2,096	2,094
Analog and MEMS Group (AMG)	403	411	1,148	1,301
Microcontrollers and Digital ICs Group (MDG)	587	590	1,676	1,678
Others	103	57	193	156
Total consolidated net revenues	1,797	1,764	5,113	5,229

Operating income by reportable segment:

	Three months ended		Nine months ended
	October 1, 2016	September 26, 2015	October 1, 2016	September 26, 2015
Automotive and Discrete Group (ADG)	58	68	158	150
Analog and MEMS Group (AMG)	23	34	26	102
Microcontrollers and Digital ICs Group (MDG)	44	22	49	(8)
Others(1)	(35)	(33)	(148)	(160)
Total consolidated operating income	90	91	85	84

(1)
Operating result of “Others” includes operating earnings of the Imaging Product Division, Subsystems and other products, as well as items not allocated to the segments, such as impairment, restructuring charges and other related closure costs, unused capacity charges, strategic or special research and development programs and other minor unallocated expenses such as: certain corporate-level operating expenses, patent claims and litigation, and other costs that are not allocated to the segments.

Reconciliation of operating income of segments to the total operating income:

	Three months ended		Nine months ended
	October 1, 2016	September 26, 2015	October 1, 2016	September 26, 2015
Reconciliation to consolidated operating income:
Total operating income of segments	125	124	233	244
Impairment, restructuring charges and other related closure costs	(29)	(11)	(69)	(61)
Manufacturing results	(9)	(7)	(30)	(35)
Operating results of other businesses	16	(12)	(33)	(60)
Strategic and other research and development programs and other non-allocated provisions	(13)	(3)	(16)	(4)
Total operating loss Others	(35)	(33)	(148)	(160)
Total consolidated operating income	90	91	85	84

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: November 10, 2016	By:	/s/ Carlo Bozotti

	Name:	Carlo Bozotti
	Title:	President and Chief Executive Officer and Sole Member of our Managing Board